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                                                             DRAFT JULY 20, 1999

                       SECURITIES AND EXCHANGE COMMISSION


                             WASHINGTON, D.C. 28594


                                   FORM 10-SB


                   GENERAL FORM FOR REGISTRATION OF SECURITIES

                            OF SMALL BUSINESS ISSUERS

        UNDER SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934


                                H-Quotient, Inc.
                  --------------------------------------------
                 (Name of Small Business Issuer in its charter)



         Virginia                                        54-1947753
------------------------------              ------------------------------------
(State of jurisdiction of                   (I.R.S. Employer Identification No.)
incorporation or organization)




    12030 Sunrise Valley Drive, Suite 205, Reston, VA               20191
-----------------------------------------------------             ----------
       (Address of principal executive offices)                   (Zip Code)


Issuer's telephone number (703) 716-0100
                          ----------------

Securities to be registered under Section 12(b) of the Act;

         Title of each class                      Name of each exchange on which
         to be so registered                      each class is to be registered


_____________________________________             ______________________________

_____________________________________             ______________________________



Securities to be registered under Section 12(g) of the Act:

                                  Common Stock
                     --------------------------------------
                                (Title of class)



                          ---------------------------
                                (Title of class)







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                                TABLE OF CONTENTS


PART I
                                                                            PAGE

Item 1      Description of Business                                           4

Item 2      Management's Discussion and Analysis
            of Financial Condition and Results of Operations                 30

Item 3      Description of Property                                          39

Item 4      Security Ownership of Certain Beneficial Owners and Management   40

Item 5      Directors, Executive Officers, Promoters and Control Persons     41

Item 6      Executive Compensation                                           43

Item 7      Certain Relationships and Related Transactions                   44

Item 8      Description of the Company's Securities                          44

PART II

Item 1      Market Price of and Dividends on the Registrant's
            Common Equity and Other Shareholder Matters                      48

Item 2      Legal Proceedings                                                49

Item 3      Changes in and Disagreements with Accountants
            on Accounting and Financial Disclosure                           51

Item 4      Recent Sales of Unregistered Securities                          51

Item 5      Indemnification of Directors and Officers                        55


FINANCIAL STATEMENTS
See attached Financial Statements






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                                  EXHIBIT INDEX

All of the exhibits marked with an asterisk are incorporated herein by reference to a Regulation Form 1-A Offering Statement of the Integrated Healthcare Systems, Inc. (our predecessor corporation) filed on Form 1-A under the Securities Act of 1933 (File No. 24 3450).

Exhibit
Number                                Description
------                                -----------

 3.1*       Copy of the Certificate of Incorporation of the predecessor corporation under the name of Travel Technologies International,
            Inc.
 3.2*       Copy of Restated Certificate of Incorporation of the predecessor corporation, which among other things changes its name to Traverse
            Technologies, Inc.
 3.3*       Copy of Amendment to the Restated Certificate of Incorporation,
            which among other things changes the name of the predecessor corporation to Integrated Healthcare Systems, Inc.
 3.4        Copy of the Certificate of Renewal of Integrated Healthcare
            Systems, Inc. as filed with the State of Delaware
 3.5*       Copy of the By-Laws of the predecessor corporation
 3.6        Copy of the Certificate of Incorporation of IHS of Virginia, Inc. a
            wholly owned subsidiary.
 3.7        Copy of the Certificate of Renewal of the IHS of Virginia, Inc as
            filed with the State of Delaware
 3.8        Copy of the By-Laws of IHS of Virginia, Inc.
 3.9        Copy of the Articles of Incorporation our Company as filed with the
            State of Virginia on May 20, 1999
 3.10       Plan of Merger between IHS and the Company effective June 14, 1999.
 3.11       Articles of Merger effective June 14, 1999 as filed with the State of  Virginia
 3.12       Agreement of Merger as filed with State of Delaware
 3.13       Copy of the By-Laws of the Company
 4.1        Form of Certificate evidencing shares of Common Stock of the
            Company.
 4.2        Warrant Certificate for 325,000 warrants issued to the Steven W.
            Bingaman 1996 Trust.
 4.3        Warrant Certificate for 40,000 warrants issued to Asset Growth
            Partners, Inc.
 4.4        Warrant Certificate for 50,000 warrants issued to Mark Wachs
 4.5        Warrant Certificate for 1,190,000 warrants issued to Aesop Financial
            Corporation together with Assignment thereof to Appleby Partners, Ltd.
 4.6        Form of 1995 Redeemable Bridge Warrants
 4.7        Form of Warrant Certificates issued to Investors, Placement Agents and Investment Banker in 1997 and 1998
 4.8        Form of Warrant Certificates issued to management executives, and consultants
 4.9        Form of Class A Redeemable Common Stock Purchase Certificate
 4.10       Warrant Agreement between the Company and the Warrant Agent covering the Class A Common Stock Warrants
10.1        Form of Software License and Support Agreement
10.2        Form of Licensed Software Agreement
10.3        Form of Software Maintenance Agreement
10.4        Form of DataQual(R) for Windows and I-Link(sm) Upgrade Addendum
10.5        (a) Form of Executive Employment Agreement
            (b) Forms of Employment for key Employees
10.6        Sublease Agreement dated as of May 21, 1999
21.1        Subsidiaries of Registrant
23.1        Consent of Kaufman Davidson PC
27.1        Financial Data Schedule (To be prepared by Company and accountants according to Regulation SB, Item 601(C) (3) Appendix A)

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PART I
ITEM 1.                      DESCRIPTION OF BUSINESS

Organization and Historical Background

         H-Quotient, Inc. is a Virginia corporation, incorporated on May 20, 1999, and is the successor by merger to Integrated Healthcare Systems, Inc. ("IHS") which was a Delaware corporation organized in 1993 under the name of Travel Technologies International, Inc. Our business, which we acquired from IHS through the merger, is the designing, development, selling and maintenance of computer software systems for the monitoring of patient care in hospitals.

         Our business and assets were owned and operated by IHS until June 14, 1999 the effective date of the merger. Our principal products consist of DataQual(R), which includes I-Link(sm) and I-Link(sm) Enterprise, which includes the Central Data Repository. DataQual is a software system designed to capture information on quality of care, risk management, costs and other aspects relating to the management of patients in hospitals. DataQual's companion product, I-Link(sm), an interface engine, is designed to interconnect and extract data from any and all hospital information systems in the hospitals. I-Link(sm) Enterprise is a system of servers installed on a hospitals local area network (LAN), which acts as an intelligent node on a wide area network, to extract, cleanse, group and map hospital wide data. This data is then transmitted over an Intranet/Virtual Private Network to a Central Data Repository. We believe there is a great need in the healthcare industry for products of this type, and we intend to exploit that need.

Industry Background

         Managed healthcare is having a significant impact on the $1 trillion healthcare industry, and this impact will, in our view, increase in the coming years. There is tremendous ongoing pressure to contain costs, which is changing the structure of healthcare payment from traditional fee for service reimbursement to contract care reimbursement such as "capitation". This, in turn, is creating a demand for the continuing analysis and reporting of clinical treatments and their expected outcomes.






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         To implement a program of payment based on medical outcomes, patients must be tracked on a continuous basis, and data must not be just stored in a folder, but be available in a readily available, flexible digital form. This permits monitoring of procedures used in patient treatment and the costs and results of those procedures. While the last ten years has brought a dramatic improvement in medical technology, there has yet to emerge a comprehensive electronic information system providing a single accessible set of records of a patient's care to the hospital. The result is inefficiency, lack of coordination and, at times, danger to the patient.

         Information on patient treatments must be made accessible to doctors, nurses and other medical decision-makers in a format that will help them to do their jobs. This kind of clinical decision support requires the compilation and integration of data from many sources within and outside the hospital. We believe that this need will move hospitals to turn to more sophisticated and comprehensive computer-based solutions to assist in the medical management process.

         The increased demand for integrated information concerning patient care has already made itself felt. The Joint Commission on Accreditation of Healthcare Organizations ("JCAHO"), the principal national accreditation organization for hospitals, and other private and government accrediting organizations is requiring increased availability of information on such matters as the verification of physician credentials, quality improvement, risk management, access to medical records and infection control. The JCAHO has coupled these increasingly stringent quality control standards with a demand for delivery of information through electronic filings. To meet these demands, hospitals are being forced to devote far greater attention and resources to their data gathering and reporting programs concerning the delivery of quality care than they have in the past.






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         According to the American Hospital Association, there are now approximately 5,200 hospitals in the United States, which represents our primary market focus.

Our Business Strategy

         We hope to capitalize on the ever-increasing demand in the healthcare industry for improved patient information by becoming a leading provider of software information products and services to the industry. We intend to concentrate at this time on the acute care hospital market, which constitutes over 60% of the existing market for patient care information delivery software. Our strategy includes the following key elements:

     o Continue sales and installation of DataQual with the I-Link interface engine and provide enhancements of those products through additional research and development.

     o Continue sales and installation of I-Link Enterprise and the Central Data Repository and enhancements of this product through additional research and development.

     o Expanded marketing of these products through direct implementation contracts and joint marketing agreements with additional hospital associations and others, as well as the expansion of our direct sales efforts focused on individual and groups of hospitals.

     o Maintenance of our existing client base by providing support, software upgrades and consulting services.





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     o  Expansion of our operations through strategic merger and acquisitions.

         In our attempts to implement this business strategy, we are presently forced to operate at a substantial disadvantage through our lack of resources. We have a small staff, consisting of only 15 persons, to perform all of the varied functions in our operations, including the continued development of DataQual with I-Link interface engine and I-Link Enterprise with its Central Data Repository, as well as our other software products. We additionally must: continue the marketing of these products to existing customers and future customers; the installation of the products in newly licensed facilities; and, the maintenance and updating of systems already installed.

         We also are suffering from a severe working capital shortage, amounting to a negative working capital position of $3,744,699 at March 31, 1999. This has resulted in delays in the full implementation of our marketing, design and development and installation activities and will continue to do so until such time as additional funds can be provided.

         Notwithstanding these drawbacks, we feel that we have a great opportunity to rapidly expand our operations if we can find the additional financing and resources needed to do so.

Products

         DataQual

         DataQual is a modular healthcare system that can supply many of a hospital's quality and risk management and analytical and reporting needs. Built around the DataQual Data Repository, a relational database that runs stand-alone or on local area networks (LANs) at the hospital, the system can gather data from all information systems in a hospital, via the I-Link interface engine. DataQual then integrates this data with pertinent quality and risk management data, does sophisticated analysis, and provides reports on hospital performance and improvement issues, in either paper or electronic form.






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         The DataQual System runs on an included Windows NT PC server in a stand alone or networked mode. This Windows NT PC server can be supplied in various configurations, allowing it to economically meet the hospital quality improvement and risk management needs of many different size institutions. DataQual's modular technology allows smaller hospitals to buy the sub-systems or modules they need and add more as their needs change or their budget allows. The system is an integrated, standards-based technology highly adaptable to changing demands.

         Additionally, the DataQual system can take the hospitals sophisticated quality and risk information that has been privacy formatted and send it, using I-Link Enterprise, over a private Internet/Intranet/Virtual Private Network to a our Central Data Repository at their affiliated healthcare group, to a state-wide healthcare association and/or to an insurance company for performance measurement and statistical analysis purposes.

The DataQual system is composed of several modular systems and sub-systems:

                  DataQual - Quality Improvement System (QIS)

                  DataQual - Risk Management System (RMS)

                  I-Link interface engine













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         DataQual  - (QIS)

         DataQual QIS is a Windows-based, fully integrated software system, which gathers and reports data on the quality of care delivered. The system automates one of the most labor-intensive aspects of a hospital's operation: data collection, assessment, tracking and reporting. DataQual QIS tracks the entire quality improvement process from data collection, through data analysis and problem identification to final problem resolution. The major modules available with the DataQual QIS System are:

         Quality Improvement
         Staff Credentialing
         Utilization Management
         Infection Control

         Each module is priced and installable independently. This allows a hospital to configure the system according to their initial quality improvement requirements and then add other function system modules as they grow or as the need arises. The system provides vital quality of care data to hospital management and affiliated outside organizations for comparative analysis of quality against costs in an era of great concern for the total quality of the delivery of healthcare.

         DataQual - (RMS)

         Tracking, comparing, reporting and evaluating the factors related to a liability risk occurrence, incident or claim within or across hospitals is the function performed by the DataQual Risk Management System (RMS). RMS brings integrated occurrence, incident and claims tracking from hospital or groups of hospitals through insurance carrier. RMS integrates into one unified risk management system: risk management, staff credentialing, worker's compensation features, quality monitoring and adjustment, and a risk data repository. By capturing and tracking occurrences and incidents prior to becoming claims, a hospital and its insurance carrier can identify the steps needed to improve the quality of care delivered and, therefore, reduce risk occurrences and costs. This process improvement can have dramatic effects on the delivery of healthcare and provide significant cost savings.




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         After risk related data capture at the hospital, DataQual- RMS can feed information, using I-Link Enterprise, via an Internet/Intranet/Virtual Private Network into a Central Data Repository focused on risk, where risk information analysis and reporting is performed. This analysis can incorporate other hospitals privatized data and be shared with the hospitals to additionally reduce the risks associated with delivering cost-effective, quality healthcare.

         The DataQual Risk Management System runs on an included Windows NT PC server in a stand-alone or networked mode. It also is available with the I-Link interface engine, which provides non-invasive data connectivity and data interchange with any number of disparate hospital information systems available in the hospital. With I-Link in place, the entire spectrum of staff, patient and visitor information is made available for context analysis and reporting by the Risk Management System. The RMS thus provides a unified and cost effective hospital Risk Management System.

         I-Link interface engine

         I-Link interface engine connects the DataQual quality and risk hospital based data repositories with the disparate mainframe and client/server systems in most hospitals, including the new automated patient records systems. This recently redesigned interface engine is a non-invasive, intelligent software module adhering to and complying with the healthcare industry standards for electronic data interchange. I-Link is a sophisticated data capture tool, which transfers data between disparate software applications, regardless of software languages, operating systems or hardware platforms to the DataQual System.















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         We can customize I-Link to automatically query any hospital system for the specific data required and then send that data to the hospital DataQual data repository. I-Link creates an interface link without invading or altering host applications and without the need to know an application's software source code, file layouts or structures. The use of parameter driven tools improves the interface engine ease of configuration and use when compared with other interface systems available in the market. I-Link is designed to fully address and resolve a broad range of real-time interface requirements within a hospital environment.


         We believe that if combined, DataQual QMS, DataQual RMS, and the I-Link interface engine can meet the overall quality and risk data analysis and reporting needs of hospitals and affiliated organizations.

I-Link Enterprise

         The I-Link Enterprise system automates the collection of real time hospital clinical information, including DataQual quality and risk information, and sends it via an Internet/Intranet based "virtual private network", to a Central Data Repository healthcare database. This virtual network, which uses an expanded version of our I-Link interface engine, changes manual service bureau healthcare systems, which only collect hospital billing data, into on-line, source data collection systems for groups of hospitals, hospital association members or insurance company client hospitals.

         In-patient and outpatient clinical and quality and risk data is collected, corrected, encrypted and sent, using I-Link Enterprise, to a client Central Data Repository. Access to the data is then provided to affiliated hospital to facilitate performance improvement and measurement strategies. Prior information collection methods utilized billing data, which are many months to years old. This timely, very accurate tactical information, which has not yet been transmuted into billing data, then becomes extremely useful strategic information for all of the affiliated hospitals to use.



















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         -I-Link Enterprise's- Central Data Repository

         I-Link Enterprise is used to first gather, cleanse and map data and then populate remote Central Data Repositories with this hospital information via a private and secure Internet/Intranet/Virtual Private Network. The sophisticated, detailed and timely hospital information is privacy formatted prior to sending to the Central Data Repository. These repositories can be configured to contain information as simple as liability risk incidents, up to one containing timely, complete detailed hospital clinical, administrative and financial information, including the DataQual quality and risk data. These I-Link Enterprise Central Data Repositories are used by hospital groups, affiliated statewide hospital organizations including hospital associations and insurance carriers, for performance improvement measurement and statistical analysis purposes.

Installation and Training

         Installation includes system design, file creation, system implementation, training, consulting and system start-up. Our installation and training procedures are designed to instruct the hospital client in data entry, report generation and retrieval. Our operations group finalizes the testing and system acceptance by the client. Client training is conducted at the client site and includes up to a proportionate number of initial product training days, depending on the system and modules purchased.

Support and Maintenance

         We provide software maintenance, system design, consulting, installation, training and support for all of our software products. Support teams, which include quality improvement nurses, registered nurses, communications and software technicians and program developers assist customers throughout the course of their relationship with us. We also provide toll free telephone and on-site support. Software maintenance is provided to all of our customers. Along with telephone and on-site support, software enhancements are included under license contracts. Customer support personnel are available to answer questions and solve operational difficulties, the customer support group works closely with the field support personnel to solve client problems on-site.







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Sales and Marketing

         We generate sales opportunities through referrals, direct association marketing, industry specific seminars, and trade conventions. Our sales staff calls on potential clients to demonstrate the system and attempts to bring software sales to closure.

         To date, we have focused our marketing efforts on hospital associations in the United States, and selected referral opportunities. We intend to continue our current marketing efforts, however, no assurance can be given that we will be able to generate sufficient funds from our operations to enable us to undertake such activities on an expanded basis.

          Management believes, based upon information received from JCAHO, that healthcare providers' aims for continuous quality improvement and total quality management increasingly will not be limited to hospitals. Given this market trend, management intends, given appropriate resources, to market the DataQual System to not only the hospital market segment but also to ambulatory care centers, healthcare networks, in-home care agencies, independent practice associations and clinics and long-term care facilities. We have in the past, sponsored an annual national user conference, which includes seminars and training for DataQual System users. Management believes it will continue sponsoring these conferences.










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Customers

         We have installed the DataQual System in over 100 public and privately owned hospitals and currently support approximately 40 hospitals that use our systems. In addition, we have installed DataQual Systems in 29 states including Puerto Rico. Our client base ranges in bed size from 30 to over 1,500 beds.

         We market our products and services to substantially all major hospitals, regardless of specialties. We believe that the DataQual System, including the I-Link interface engine and the I-Link Enterprise system, including the Central Data Repository, provides the flexibility required for installation in most hospitals. We further believe that increasing portions of our sales are likely to be made in hospitals with 400 beds or less and to hospital networks, both urban and rural. Our customers include medical teaching centers, government hospitals and large hospital groups.

Recent Large Contract Awards

         In the first quarter of 1999 we were awarded a number of contracts to automate the collection of clinical healthcare information from hospitals throughout a state. The largest is a statewide, five-year $3.1 million contract with the Ohio Hospital Association ("OHA") to automate the collection, by OHA's The Association for Hospitals and Health Systems, of its 1999 hospital clinical information via an Internet/Intranet based "virtual private network", to a statewide Central Data Repository healthcare database. I-Link Enterprise, which uses this virtual private network, changes a batch hospital service bureau system, collecting billing data, into an on-line, data collection system for 189 statewide member hospitals.

         In-patient and outpatient clinical data is collected, corrected, encrypted and sent, using I-Link Enterprise, to a Central Data Repository server at OHA. Access to the data is then provided by OHA to its hospital members to facilitate performance measurement strategies. Prior information collection methods utilized billing data, which were many months to years old. This timely, very accurate tactical information, which has not yet been transmuted into billing data, then becomes extremely useful strategic information for all of the hospitals in the state to use.
















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         This agreement followed two other contracts with OHA. One to conduct the pilot phase of the 1999 Data Collection System, which was successfully completed, and one to process their 1998 data, which is currently in process.

         The second contract awarded, projected to be in excess of $1 million, is to automate the collection of hospital risk incidents and to then implement a centralized risk management and quality improvement system for the member hospitals of the Alabama Hospital Association Trust (AHAT).

         This project creates an Internet/Intranet/Virtual Private Network based risk management and quality improvement healthcare data collection system for 85 statewide hospitals. This will create the first statewide, Internet-based healthcare risk and quality data collection and management system of its kind. With this system, we are transforming a statewide manual, risk data submission process into a fully automated one, extending on into a system utilizing DataQual to provide full quality improvement and measurement.

         The AHAT system uses I-Link Enterprise to collect hospital wide data along with DataQual risk and quality data, encrypt the data and then transmit the data to a Central Data Repository used as a management data warehouse. This system utilizes the processes and technology developed for the OHA system to create a unified approach to data collection and information integration. By providing AHAT and its member hospitals with Internet access to a statewide, central source of timely risk event and quality improvement information, we are producing a significant increase in the hospitals querying, tracking, reporting and improvement capabilities. This combination of I-Link Enterprise and the DataQual System gives the AHAT members extensive tools to improve the delivery of healthcare throughout the State of Alabama.

















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         We also have signed two comprehensive marketing agreements with state hospital associations. The first is with the Center for Health Affairs, Inc., a wholly owned subsidiary of the New Jersey Hospital Association. Under the agreement, the Princeton-based Center for Health Affairs will market DataQual, Quality and Risk Management Systems, along with the new I-Link interface engine to the 84 acute care members of the New Jersey Hospital Association ("NJHA").

         DataQual will be the tactical, quality improvement engine providing NJHA's hospital members with staff credentialing, utilization review, risk management and infection disease control functions, which are so integral to a hospital's quality management activities. The joint marketing plan is to extend the DataQual System into a statewide total quality improvement program for the members of NJHA's Center for Health Affairs.

         The second is a comprehensive marketing agreement with AIH Services, Inc., a division of the Association of Independent Hospitals. Under the agreement, AIH Services will market DataQual Quality Improvement and Risk Management systems, along with the new I-Link interface engine, to its member hospitals. AIH is a not-for-profit organization, founded in 1984, whose members include 55 hospitals in the states of Missouri and Kansas.

         Together with AIH, we plan to connect the AIH hospital clients utilizing I-Link Enterprise, the same Internet/Intranet/Virtual Private Network developed and deployed under the other contracts listed above. This will provide timely, very accurate tactical data for an AIH Services, client-wide Central Data Repository healthcare database.






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Competition

         The market for healthcare information systems is highly competitive. We believe the principal competitive factors include the breadth and quality of system and product offerings, access to proprietary data, the proprietary nature of methodologies and technical resources, price and the effectiveness of marketing and sales efforts.

         We compete with larger vendors such as McKesson HBOC, Inc., HCIA and Eclipsys, Inc., and with vendors whose size are similar to ours, such as Medical Information Data Systems, Inc. ("MIDS"), Cantor and Associates and LANDACORP. DataQual competitors include McKesson HBOC, Inc., offering a quality and risk overview only DataQual competing system; and MIDS, Cantor and Associates and LANDACORP offering similar, but non-modular systems. I-Link Enterprise competitors include HCIA offering batch data collection services to hospital associations and state governments; Eclipsys providing central data repositories along with a DataQual competing product.

         Some of the our existing and potential competitors have significantly greater research, development, financial, technical, marketing and personnel resources and more extensive business experience than we do. As the market for our products and services further develops, additional competitors may enter the market and competition may intensify. There can be no assurance that we will be able to maintain the quality of our software information products and services relative to those of our competitors or continue to develop and market our systems and services effectively or to compete successfully in new markets. We are not aware of any recent announcements made on behalf of any of our competitors or recent entrants into the healthcare information systems market, which, in either case, would have a material adverse impact on our operating results or financial position. "See Risks of Our Business - Increasing Competition."











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Software Research and Development

         We conduct research and development to enhance and expand our existing product offerings. The open, modular design of the DataQual System allows us to develop additional features rapidly and to modify the system to accommodate customers in different environments. I-Link Enterprise development utilizes similar modularity and object oriented programming strategies.

         Our research and development expenditures for December 31, 1997 and 1998 were $136,330 and $214,681, respectively, which constituted approximately 44% and 90% of total revenues for such periods, respectively.

         Research and development priorities are derived from a combination of strategic marketing requirements and customers' requests for additional capabilities. New modules and enhancements are coordinated to optimize the system as a whole and to ensure complete integration of the various applications. We plan to continue development of the DataQual System with the I-Link interface engine and I-Link Enterprise, with the Central Data Repository by continuing to expand the system's capabilities and information monitoring capabilities. This research and development effort is focused on both existing products and new product offerings. Although most of our products have been developed internally, we believe that we can respond to changing market requirements more quickly by acquiring complementary products or by licensing them for distribution either as elements of our developed products or under private labels.

         The healthcare software industry is subject to rapid technological advances and changes in client requirements. Our future success will depend to a substantial degree upon our ability to enhance our current products and develop and introduce new products that keep pace with technological developments, respond to evolving client requirements, and continue to achieve market acceptance. See "Risks of Our Business - Dependence on Limited Number of Products--Need for New Technology" and "Risks of Our Business - New and Uncertain Markets."









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Intellectual Property

         We regard the technology incorporated in our products as proprietary. However, like many other software companies, we do not hold any patents and rely upon a combination of copyright, trademark and trade secret laws and contractual restrictions to protect our rights in the software products. To date, our policy has been to pursue copyright protection for the software and related documentation. We have a trademark registration in the United States for "DataQual" and "I-Link". In addition, our key employees and independent contractors and distributors are required to sign nondisclosure and secrecy agreements. Despite our efforts to protect these proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. Policing unauthorized use of our products is difficult, and we may not be able to determine whether or the extent, if any to which piracy of our software products may exist.

         It may be possible for unauthorized third parties (including competitors) to copy aspects of our products, whether or not in violation of our rights. We believe that because of the complexity of the technical know-how accumulated and possessed by us, our software management, key personnel, and the rapid pace of technological change in the healthcare software industry, legal protection is a less significant factor in our success than the knowledge, ability and experience of our employees, the frequency of product enhancements and the timeliness and quality of support services that we provide. See "Risks of Our Business-Dependence on Limited Number of Products -- Need for New Technology."

         DataQual and I-Link Enterprise generally are sold pursuant to software license agreements, which, in most cases, grant customers a nonexclusive, nontransferable license to use our products at a specified site and contains terms and conditions prohibiting the unauthorized reproduction or transfer of our products.















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         We do not believe that our products infringe upon the proprietary rights of third parties and no infringement notices have been received from any third parties. However, there can be no assurance that one or more third parties will not make a contrary assertion with respect to current or future products. Software product developers will increasingly be subject to infringement claims as the number of products and competitors in the healthcare industry grows and the function of various products in different industry segments overlaps. The cost of responding to any assertion may be material to us, whether or not the assertion is validated.

Government Regulation

         Our products and services are not currently subject to government regulation per se. However, the United States Food and Drug Administration ("FDA") has promulgated a draft policy for the regulation of certain computer products as medical devices under the 1976 Medical Device Amendments to the Federal Food, Drug and Cosmetic Act. To the extent that computer software is considered a medical device under the policy, computer software manufacturers could be required, depending on the product, to (i) register and list their products with the FDA, (ii) notify the FDA of, and demonstrate to the FDA, the product's substantial equivalence to other products on the market before marketing such product, and/or (iii) obtain FDA approval of such product by demonstrating safety and effectiveness before marketing the product. In addition, such products would be subject to other statutory controls, including those relating to good manufacturing practices and adverse experience reporting. Although it is not possible to anticipate the final form of the FDA's policy with regard to computer software, we expect that, whether or not the draft is finalized, the FDA is likely to become increasingly active in the regulation of computer software intended for use in clinical settings.

         The United States healthcare industry is subject to extensive government regulation relating to such matters as facility expansion, capital expenditures and reimbursement policies. There can be no assurance that reimbursement for our systems and services will be or continue to be available or that future reimbursement policies of Medicare, the Healthcare Maintenance Organizations ("HMO") and other third party payers will not adversely affect our ability to sell our systems and services on a profitable basis. The effect of future legislation and government regulation upon prospective clients may, in certain circumstances, have a material adverse effect upon our business. Conversely, changes in the regulatory environment have increased, and may continue to increase, the needs of healthcare organizations for cost-effective information management, thereby increasing the demand for our products and services. In addition, comprehensive federal healthcare reform legislation could, depending on the form in which such legislation may in the future, be enacted, have a substantial impact on our business. We cannot predict the impact, if any, of future legislation and government regulation on our business. See "Risks of Our Business - Government Regulation"

Product Warranty

         We provide a limited warranty for a period of 90 days that our software is free from defects in material and workmanship and operates substantially in accordance with functional specifications. We are not responsible for any defect caused by the user having made any changes or misused or damaged its programs or for damages in excess of amounts paid by the user to us. To date we have not experienced any financial loss due to our warranties and, to our knowledge, there have been no warranty claims filed or threatened. See "Risks of Our Business - Risk of Product Defects; Product Liability"

Compliance with Environmental Laws

         We have had no need to spend monies on compliance with local, state or federal environmental laws.

Number of Employees

         H-Quotient has 15 full time employees:

                  Department                                 Number of Employees
                  ----------                                 -------------------

                  Sales and Marketing                                2
                  Operations and Product Development                 10
                  Administration                                     3


Cautionary Factors That May Affect Future Results

         This report contains some forward-looking statements. "Forward-looking statements" describe our current expectations or forecasts of future events. These statements do not relate strictly to historical or current facts. In particular, these include statements relating to future actions, prospective products, future performance or results of current and anticipated products, sales efforts, the outcome of contingencies and financial results. Any or all of the forward-looking statements we make may turn out to be wrong. They can be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties. Many factors, such as product acceptance, competition and marketing capabilities will be important in determining future results. Consequently, no forward-looking statements can be guaranteed. Actual future results may vary materially.

         We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to consult any future disclosures we make on related subjects in our 10-QSB, 8-KSB, and 10-KSB reports to the SEC.

         We provide the following cautionary discussion of risks, uncertainties and possible inaccurate assumptions relevant to our business and our products. These are factors that we think could cause our actual results to differ materially from expected results. Other factors besides those listed here could adversely affect us.

Risks of Our Business

         Company in Initial Stages

         While we have been in existence for over five years, we are still in the initial stages of development and commercial exploitation of our principal products, DataQual and I-Link Enterprise. To continue to grow and become profitable: we must promptly complete the upgrade installation of DataQual in the remaining licensed locations while continually adding new licensees; through the assistance of our marketing partners, sell and install new DataQual Systems; complete the installation of I-Link Enterprise for the Ohio Hospital Association and Alabama Hospital Association Trust; and, all this while adding new hospital association clients. This will be a formidable task for us because we have limited personnel and resources available.

         Small Staff

         We now have only 15 employees. We estimate that to complete the work on hand to install DataQual in existing client hospitals, add new DataQual clients under our joint marketing agreements with the New Jersey Hospital Association and Association of Independent Hospitals and finish deployment of the two I-Link Enterprise contracts listed above, we will have to add substantially to this staff. This will be either through hiring more employees and/or by entering into alliances with other companies who can assist in these tasks. There can be no assurance that we will be able to do so.

         Dependence on Key Personnel.

         As a small company, we are highly dependent on certain key employees, in particular on Michael J. Black, its Chairman and Chief Executive Officer, and Alan W. Grofe, its President and Chief Operating Officer. The loss of either of them would have a material adverse effect on our ability to conduct operations. We have not purchased "key man" insurance policies on either of them

         History of Losses and Negative Working Capital

         We have had continuous losses from operations and negative cash flow for our entire history, as shown below:
                                 Years Ended               Three Months Ended

                          12-31-97        12-31-98        3-31-98       3-31-99
                          --------        --------        -------       -------

Loss from Operations    $(3,148,673)    $(1,684,388)    $(447,535)     $(80,815)

         These losses have resulted in a negative working capital position of $3,744,699 at March 31, 1999.

         Past Due Payables, Accrued Expenses, Claims and Judgments.

         We presently have past due obligations for which there are claims and judgments totaling over $1,672,000. Deferred payment terms have been negotiated with many of these creditors and critical services have not been suspended, nor has there been cancellation of orders due to delays in product delivery as a result. We intend to use the cash generated from operations to pay our trade and creditors. We may have an opportunity to discount or reduce some of the trade and other creditor debts. We, in all likelihood, will need to raise additional funds either from loans or additional equity and/or debt offerings during the next twelve months; however; no plans have been made. As of the date of this registration statement, we do not now have the funds to pay these claims. See "Liquidity and Capital Resources" at page 35 and "Legal Proceedings" at page 49.

         Need for Additional Financing.

         To continue and expand our operations, we must find new sources of both short and long term financing. Up to now, we have largely depended on private placements of our securities and the forgiveness of debt in exchange for stock to provide the funds needed to operate. There can be no assurance that these sources will continue to be available or will be adequate to give us the cash we require to meet our past, present and future needs. Our ability to continue and expand could be curtailed if capital investment cannot be obtained on satisfactory terms.

         Dependence on Limited Number of Products--Need for New Technology

         Our business is almost exclusively dependent at this time on two products, the DataQual System, with its I-Link interface engine and I-Link Enterprise, with its Central Data Repository. Although we plan to diversify our product line for the healthcare industry by developing new software applications to market to existing and new customers, the bulk of our sales during the next few years will come from DataQual and I-Link Enterprise. In evaluating the DataQual and I-Link Enterprise systems, investors and shareholders should also be aware that we have a registered copyright on the DataQual System and a registered service market on I-Link.

         We have taken steps to protect DataQual and I-Link Enterprise as trade secrets by entering into contracts with our employees, consultants and licensees in which they acknowledge our exclusive ownership of the Systems and agree to maintain their unique design features in confidence. There can be no assurance that these steps will be adequate to prevent the misappropriation of our technology or proprietary rights of the products.

         As advances occur generally in the fields of networking of computers and integration of database information, we will need to keep pace by continuing to enhance DataQual and its I-Link interface engine and I-Link Enterprise with its Central Data Repository to accommodate these developments. There can be no assurance that we will succeed in doing so.

         New and Uncertain Markets

         The markets for healthcare software and services are relatively new, and it is difficult to predict the rate at which these markets will grow or whether new or increased competition will result in market saturation. If demand for healthcare software products fails to grow, or grows more slowly than anticipated, or if the market becomes saturated with competitors, our operations will be materially and adversely affected.

         Increasing Competition

         There are limited barriers to entry in the healthcare software industry in which we operate. This market is extremely competitive and can be significantly influenced by the product developments and pricing decisions of its largest participants. We have already at least three active competitors that are now selling patient information management systems similar to DataQual and competitors selling statewide patient hospital billing information systems and services similar to I-Link Enterprise. Others may well appear in the future as the advantages of this kind of healthcare patient information database aggregation and integration and reporting system become apparent to hospitals and others in the healthcare management field. Many of our potential competitors are large software development and marketing companies who are fully capable of developing new software products that would offer substantial competition to DataQual and I-Link Enterprise. There can, therefore, be no assurance that we will have the financial resources, technical expertise marketing and support capabilities to continue to compete successfully in this market.

         Changes in the Healthcare Industry

         The healthcare industry is subject to changing political, economic and regulatory influences that may affect its procurement practices and the operation of healthcare industry participants. During the past several years, the industry has seen a substantial increase in the efforts of government regulators and private health maintenance organizations to limit reimbursement rates and capital expenditures. Reimbursement rates may continue to decline along with capital expenditures, which could affect the hospital capital available to acquire our systems and services and, therefore, may have an impact on the prices at which we need to sell our systems and services profitably.

         Government Regulation

         The confidentiality of patient records and the circumstances under which these records may be released are subject to substantial governmental regulation governing both the disclosure and use of this information. While we believe that the DataQual and I-Link Enterprise Systems comply with existing rules in substantially all jurisdictions, additional, more restrictive rules governing the dissemination of medical record information may require substantial changes in the Systems in the future and result in substantial costs to us. In addition, the U.S. Food and Drug Administration (the "FDA") has promulgated a draft policy for the regulation of certain computer products as medical devices. It is not possible at this time to anticipate the final form of the FDA's policy with regard to computer software, but we expect that, whether or not this draft policy is finalized, the FDA is likely to become increasingly active in regulating software intended for use in the healthcare industry.
Our products could become subject to extensive regulation by the FDA.

         Except for the OHA, AHAT, NJHA and AIH contracts described above (See "Description of Business Organization and Historical Background - Recent Large Contract Awards") we have not had significant sales. We expect the growth in our sales to come primarily from others, such as independent representatives, joint marketing organizations and accessing existing distribution and fulfillment systems. We cannot be certain about our ability to attract and retain representatives and organizations until we have had greater experience with these groups and organizations. We also are uncertain about their sales effectiveness for our products.

         Risk of Product Defects: Product Liability.

         Software products as complex as those offered by us might contain undetected errors or failures when first introduced or when new versions are released. Although we have not experienced material adverse effects resulting from any errors to date, there can be no assurance that, despite testing by us and by current and potential customers, errors will not be found in new versions of our products after commencement of shipments, resulting in loss of or delay in market acceptance, which could have a material adverse effect upon our business, operating results and financial condition. Although we do not maintain an "errors and omissions" insurance policy, our license agreements with our customers typically contain limited warranty provisions designed to limit our exposure to potential product liability claims. While we have not experienced product liability claims to date, the license and maintenance of our software products may entail the risk of successful claims. A successful product liability claim brought against the Company could have a material adverse effect on our business, operating results and financial condition.

         Potential Fluctuations in Periodic Results.

         Our revenues may be subject to significant variation from period to period due to the discretionary nature of healthcare software purchases and will be difficult to predict. Further, although our product line includes products with sales prices from $30,000 to over $2,000,000, the majority of our revenue is expected to be derived from products with sales prices from $60,000 to $1,000,000. As a result, the timing of the receipt and shipment of a single order can have a significant impact on our revenues and results of operations for a particular period. It also is expected that for the foreseeable future a relatively small number of customers will account for a significant percentage of our revenues. We anticipate that revenues in any quarter will be substantially dependent on orders booked and installed in that quarter and revenues for any future quarter will not be predictable with any significant degree of certainty. Product revenues also are difficult to forecast because the market for business healthcare software products is evolving, and our sales cycle may vary substantially with each customer. As our product develops, it is anticipated that we will operate with limited order backlog because our software products will typically be shipped shortly after orders are received. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

         Limitation on Net Operating Loss Carry Forward.

         We estimate that at December 31, 1998 and March 31, 1999 for United States federal income tax purposes, we had tax benefits attributable to net operating loss tax credit ("NOL") carryforwards of $7,900,000 and $8,300,000 (unaudited) respectively, available to offset future federal taxable income and tax. These NOL carry forwards expire at various dates through the years 20009 and 2018. We also have a capital loss carryforward of $1,560,000 which expires in 2001. The availability of the NOL to reduce or offset our taxable income is subject to various limitations under Section 382 of the Internal Revenue Code of 1986, as amended (the "Code"). In particular, our ability to utilize the NOL carryforward would be restricted upon the occurrence of an "ownership change" within the meaning of Section 382 of the Code. Although the determination of whether an ownership change has occurred is subject to factual and legal uncertainties, we believe that an ownership changes occurred upon the completion of previous financings and such "ownership change" will materially limit our ability to utilize our NOL carryforward. As a result of the "ownership change," we will generally be permitted to utilize NOL carryforward (available on the date of such change) in any year thereafter to reduce our income to the extent that the amount of such taxable income does not exceed the product of (i) the fair market value of our outstanding equity at the time of the ownership change (reduced by the amount of certain capital contributions) and (ii) a long-term tax-exempt rate published by the Internal Revenue Service.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         The following discussion and analysis should be read in conjunction with the financial statements and related notes contained elsewhere in this document. The discussion contained herein relates to the financial statements, which have been prepared in accordance with GAAP.

Summary of Financial Data

         The following summary financial data should be read together with this "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements included elsewhere in this Registration Statement.

                                                                       Statement of Operations

                                                   Years Ended December 31,              3 Months Ended March 31,
                                                  1997                  1998              1998               1999
                                                  ----                  ----              ----               ----
Revenues                                         307,458             239,139             72,604           227,462
Cost of sales and services                       226,939             307,537             95,351            38,960
Selling and marketing                            118,413             244,182             61,085            45,942
General and administrative                     1,679,035           1,155,631            330,223           192,582
         Profit (Loss) from operations        (1,716,929)         (1,468,211)          (414,055)          (50,022)
Non recurring items, net                      (1,398,000)
Interest expense, net                            183,546             157,970             21,477            29,833
Other expense (income)                          (149,802)             58,207             12,003               960
Net Profit (loss)                             (3,148,673)         (1,684,388)          (447,535)          (80,815)

Net loss per common share and
Common share equivalents                           (0.88)              (0.34)             (0.09)            (0.01)
Weighted average number of common shares
and common share equivalents outstanding (1)   3,578,054           4,936,915          4,812,779         6,028,047


                                                                  Balance Sheet Data

                                                                                      3 Months Ended
                                                 Years Ended December 31,                 March 31,
                                                1997                 1998                   1999
                                                ----                 ----                   ----
Working capital (deficiency)                  (3,028,460)         (4,318,026)           (3,744,699)
Total assets                                     317,846             226,037             1,034,256
Total liabilities                              3,230,139           4,400,119             4,503,614
Accumulated deficit                           (9,612,760)        (11,297,148)          (11,377,963)
Shareholders' equity (deficit)                (2,912,283)         (4,174,082)           (3,469,358)

(1) See Note No. I of Notes to Consolidated Financial Statements for a description of the computation of net loss per share.

OVERVIEW

         We are organized as a Virginia corporation to design, develop, market and maintain software systems for hospitals. These systems collect, analyze and report on a range of data relating to patient care and are fully compatible with a wide range of different computer systems and networks used by these hospitals. Our main product line of systems consists of DataQual and I-Link Enterprise. DataQual constitutes two separate sub-systems fulfilling different functions in the hospital management and measurement of its operations. Each of these subsystems is tied together by our I-Link interface engine, which gathers information from many different hospital computer systems and integrates the gathered information with the information entered into the various subsystems of the DataQual System. I-Link Enterprise consists of a system of PC servers installed on local area networks at hospital sites, which extract, cleanse, group and map hospital wide data. This data, which can be combined with DataQual data, is then transmitted over an Intranet/Virtual Private Network to our Central Data Repository.

         We have incurred losses since our incorporation. At December 31, 1998, we had an accumulated deficit of $(11,297,148). We have financed our ongoing research and development program and business activities through a combination of sales, equity financing, and debt.

THE FOLLOWING DISCUSSION AND ANALYSIS SHOULD BE READ IN CONJUNCTION WITH "SUMMARY FINANCIAL DATA" IN THIS REGISTRATION STATEMENT. THE DISCUSSION IN THIS SECTION AND OTHER PARTS OF THIS REGISTRATION STATEMENT CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS SUCH AS STATEMENTS OF THE COMPANY'S PLANS, OBJECTIVES, EXPECTATIONS AND INTENTIONS. THESE STATEMENTS INVOLVE RISKS AND UNCERTAINTIES INCLUDING THOSE DISCUSSED IN "RISKS OF OUR BUSINESS," AND ELSEWHERE IN THIS REGISTRATION STATEMENT. THEY ARE MADE AS OF THE DATE OF THIS REGISTRATION STATEMENT, AND THE COMPANY ASSUMES NO OBLIGATION TO UPDATE THEM.

Results of Operations

Year ended December 31, 1998 Compared With Year Ended December 31, 1997

         Revenues for the year ended December 31, 1998 decreased to $239,139 from $307,458 for the year ended December 31, 1997. The decrease of $68,319, is a result primarily from a decrease in software sales and a decrease offset in service income.

         The cost of sales and services for the year ended December 31, 1998 increased to $307,537 from $226,939 for the year ended December 31, 1997. The increase of $80,598 resulted primarily from increased costs incurred to staff for software support obligations and research and development costs, which were not capitalized.

         Selling and marketing expenses for the year ended December 31, 1998 increased to $244,182 from $118,413 for the year ended December 31, 1997. This increase of $125,769 is a result from increased costs associated with the direct marketing of our healthcare related software products and increased expenses incurred for sales representatives including salaries, benefits, travel and promotion activities.

         General and administrative expenses for the year ended December 31, 1998 decreased to $1,155,631 from $1,679,035 for the year ended December 31, 1997. The decrease of $523,404 primarily resulted from a decrease in amortization and legal expenses as well as more efficient use of the staff and associated costs, which were partially offset by increased expense from contingent liabilities.

         Interest expense, net, for the year ended December 31, 1998 was $157,970, as compared to $183,546 for the year ended December 31, 1997. The decrease in interest expense of $25,576, resulted primarily from conversion of debt instruments and repayment of notes payable.

         We had non-recurring charges for the year ended December 31, 1998 of $ -0- as compared to $1,398,000 for the year ended December 31, 1997. The non-recurring items resulted from the write-off of acquired technology costs.

         Other income (expense), net for the year ended December 31, 1998 increased to $58,207 in expenses from $149,802 in income for the year ended December 31, 1997. The increase of $208,009 in expense resulted primarily from a decrease in debt forgiveness and an increase in prior period charges taken in the current year.

         Net loss for the year ended December 31, 1998 and the year ended December 31, 1997 were $(1,684,388) and $(3,148,673), respectively.

Three Months ended March 31, 1999
Compared With Three Months Ended March 31, 1998

         Revenues for the three months ended March 31, 1999 increased to $227,462 from $72,604 for the three months ended March 31, 1998. The increase of $154,858, resulted primarily from revenue generated by performance under contracts recently signed.

         The cost of sales and services for the three months ended March 31, 1999 decreased to $38,960 from $95,351 for the three months ended March 31, 1998. The decrease of $56,391 resulted primarily from an increase in capitalized research and development costs.

         Selling and marketing expenses for the three months ended March 31, 1999 decreased to $45,942 from $61,085 for the three months ended March 31, 1998. This decrease of $15,143 resulted primarily from reallocating personnel from marketing to costs of sales and services.

         General and administrative expenses for the three months ended March 31, 1999 decreased to $192,582 from $330,223 for the three months ended March 31, 1998. The decrease of $137,641 resulted primarily from a decrease in expense from contingent liabilities which were offset by increased legal costs related to a canceled tender offer.

         Interest expense, net, for the three months ended March 31, 1999 was $ 29,833, as compared to $21,477 for the three months ended March 31, 1998. The increase of $8,356 in interest expense resulted primarily from prepayment of a note payable, which was partially offset by reduced credit line borrowings from our secured lender.

         Other income (expense), net for the three months ended March 31, 1999 decreased to $960 in expense from $12,003 in expense for the three months ended March 31, 1998. The decrease of $11,043 resulted primarily from a reduction in prior period adjustments made in the current period.

         Net loss for the three months ended March 31, 1999 and the three months ended March 31, 1998 were $(80,815) and $(447,535), respectively.

Liquidity and Capital Resources

         Working capital (deficit) at March 31, 1999 was $ (3,744,699) as compared to $(4,318,026) at December 31, 1998 and $(3,028,460) at December 31,
1997.

         We have funded our operations and working capital needs through a series of private equity and debt offerings including Regulation D and Regulation A private placements, loans and the factoring of our accounts receivable.

         Cash and cash equivalents at March 31, 1999 were $ 565,270, an increase of $553,590 from March 31, 1998. During the three months ended March 31, 1999, we generated $98,836 net cash in our operating activities as compared to using $146,698, for the three months ended March 31, 1998. This increase of cash generated from operations of $245,534 was the result of an increase in accounts receivable, deferred revenues, prepaid expenses, accounts payable and accrued expenses.

         During the three months ended March 31, 1999, we used $140,504 for investing activities as compared to $-0-, for the three months ended March 31, 1998. The increased use of cash for investing activities resulted from an increase in the acquisition of computer equipment.

         During the three months ended March 31, 1999, we generated net cash of $605,162 from financing activities as compared to $160,206 for the three months ended March 31, 1998. The increase of $444,956 resulted from funds raised in a Regulation D, Rule 504 private placement of common stock.

         We lease office space on a two-year sub-lease basis and could be required to move and/or add more space after this two-year period. The major capital expenditures we may incur are for computers and related local area network hardware and software and travel for sales representatives and key support and installation personnel. Our recent upgrade of the DataQual software is being initially marketed to our existing hospital customers. We also intend to invest approximately $250,000 in personnel to expand and enhance sales, software development and customer support, as well as associated office support staff. . See "Description of Business - Our Business Strategy" and " Description of Business - Software Research and Development."

         We have frequently not been able to make timely payments to our trade and other creditors. As of March 31, 1999, we had past due obligations for which there were claims and judgments of approximately $1,672,000. Deferred payment terms have been negotiated with many of our vendors and critical services have not been suspended, nor has there been cancellation of orders due to delays in product delivery as a result. We intend to use the cash generated from operations, if any, to pay our trade and other creditors. We may have an opportunity to discount or reduce some of the trade and other creditor's debts. We, in all likelihood, will need to raise additional funds either from loans or additional equity and/or debt offerings during the next twelve months; however, no plans have been made as of this date.

         We have the ability to factor certain of our accounts receivable with a finance company. The factoring arrangement, for which borrowings were charged at 12% per annum, which can be cancelled at any time by us or the finance company, and is collateralized by contracts receivable and all other assets we have. We plan to replace this financing arrangement as soon as practically possible. However, there can be no assurance we can obtain any new financing or line of credit on terms acceptable to us, or at all.

         From June 1996 to September 1997, we issued 1,095,800 shares of our common stock under terms of a Regulation A offering at a price of $2.00 per share in exchange for cash and debt repayment totaling $2,200,000.

         From September to January 1997, we issued 900,000 shares of our common stock under the terms of a Regulation A offering of our common stock at $2.00 per share and 300,000 shares of our common stock subject to the restrictions of Rule 144 of the Securities Exchange Act of 1934 to a financial institution as part of a transaction in which we purchased certain assets from the financial institution. In July 1997, we issued 100,000 shares of our common stock in exchange as partial payment for the lease of certain assets by our subsidiary.

           In November 1997, we issued 1,143,175 shares of our common stock in exchange for $366,100 in convertible notes, plus accrued interest of $66,808. Also, in November 1997, the holder of a warrant exercised 135,209 warrants to purchase 135,029 shares of our common stock at $2.00 per share in exchange for the repayment of a promissory notes with the unpaid face amount of $161,543, accrued interest of $39,535, cash and other expenses of $68,980.

           From October 1997 through August 1998 we issued 460,000 warrants at an exercise price of $0.75 per share in exchange for warrants at $1.00 per share, to subscribers of a Regulation D, Rule 506 offering. These warrants are exercisable from October 1997 to September 2000.

          In August 1998, we issued 297,926 shares of our common stock in exchange for $202,589 in cash, debt repayment and other expenses at the issuance price of $.68 per share.

          From January 1999 to March 1999 we issued 1,481,800 shares of our common stock in exchange for $517,706 in cash and $267,833 in debt repayment and other expenses at the issuance price of $.50 per share.

         In May and June 1999 we issued 460,000 shares of our common stock to holders of warrants issued in the Regulation D, Rule 506 offering upon exercise of 460,000 warrants at an issuance price of $0.25 per share, pursuant to an agreement to reduce the excessive price to the market from $.75 to $.25 for a period of 60 days.

         In June 1999 we issued 99,000 shares of our common stock to holders of warrants issued as payment of fees at an issuance price of $0.50 per share and 30,000 shares of our common stock to a holder of warrants issued as payment of fees at an issuance price of $0.75 per share.

         We had, at March 31, 1999, a working capital (deficit) of $(3,744,699). We believe that cash generated from operations will not be totally sufficient to fund our current and past due cash requirements. We anticipate that it will be likely that we will raise additional funds either by loan and/or additional equity offerings. We have no plans at the present time to raise additional funds. Management believes, however, that our current operational plans for the next twelve months will not be curtailed or delayed because of the lack of sufficient financing. It is possible that we may have to curtail our current operations and delay and/or cancel our business plans (See "Business - Strategy"). If additional financing is required, there can be no assurances that we will be able to obtain such additional financing, on terms acceptable to us and at the times required by us, or at all. See "Risks of Our Business - Need for Additional Financing."

         During the years 1998 and 1997, we experienced significant difficulty in implementing our business strategy of supplying information management software to the hospital marketplace. Much of the difficulty experienced by us was a result of the transition to our current version of our DataQual(R) system and general technology changes being implemented in the commercial healthcare market. We canceled a tender offer in February 1999 and during the first quarter of 1999 expensed the cost associated with the cancelled tender.

         We believe that our current staffing, cost structure, and current operating plans will allow us an opportunity to compete effectively as a supplier of information management software to the hospital market and possibly attain profitability in future periods.

Net Operating Loss

         For federal income tax purposes, we have net operating loss carryforwards of approximately $7,900,000 as of December 31, 1998 and $8,300,000 (unaudited) as of March 31, 1999. These carryforwards expire in the years 2009 and 2018, respectively. We also have a capital loss carryforward of approximately $1,560,000 which expires in 2001. The use of our net operating loss carryforwards to offset taxable income, if achieved, may be subject to specified annual limitations (see "Risks of Our Business - Limitations on Net Operating Loss Carry Forward").


ITEM 3.     DESCRIPTION OF PROPERTY

         At present, we lease a 3,682 square feet of office space, located at 12030 Sunrise Valley Drive, Suite 205, Reston, Virginia 20191. We currently have a two-year sub-lease, which ends on May 21, 2001. The rent is $8,898 a month. These premises should suffice for our administrative offices for the foreseeable future.

         We lease most of the equipment and furniture currently at the premises, which consists of computers, computer accessories, telephones, office furniture, file cabinets and miscellaneous equipment.

ITEM 4.     SECURITY OWNERSHIP OF CERTIN BENEFICIAL OWNERS AND MANAGMENT

Principal Stockholders

         The following table sets forth information, to the best knowledge of the Company, as of March 31, 1999, regarding Common Stock and warrants that are beneficially owned by each person known to us to beneficially own more than 5% of our outstanding Common Stock, each of our directors and executive officers, and all officers and directors as a group.

Security Ownership of Management

                                            Amount Beneficially      Number of          Percentage of
Name and Address                            Owned Shares(1)          Warrants(2)        Shares Owned(3)(4)
----------------                            -------------------      ------------       ------------------
Michael Black                                   867,666                 750,000              10.62%
12030 Sunrise Valley Dr.
Reston, VA 20191

Alan Grofe                                      812,334                 750,000               9.95%
12030 Sunrise Valley Dr.
Reston, VA 20191

Roger Doermann                                   75,000                  75,000               0.92%
37901 Greenwood Farm Lane
Purceville, VA 20132
                                              ---------               ---------              ------


All officers and directors as                 1,755,000               1,575,000              21.49%
a group

Security Ownership of Certain Beneficial Owners

Leonard A. Rodes, Trustee                     1,829,773                 325,000              22.25%
Steven W. Bingaman 1996 Trust
545 Fifth Avenue
New York, NY 10017

Appleby Partners, Ltd.                        1,704,971               1,304,971              20.74%
551 Fifth Avenue
New York, NY 10017(4)

---------------
(1) Securities listed as "beneficially owned" by a person or entity who directly or indirectly holds or shares power to vote or dispose of the securities, whether or not the person or entity has an economic interest in the securities. In addition a person or entity is deemed a beneficial owner if he, she or it has the right to acquire beneficial ownership within 60 days, whether upon the exercise of a stock option, warrant or otherwise.
(2) For a description of the terms of these warrants, see "Description of the Company's Securities" at page 44.
(3) Unless otherwise indicated below, the individual or entities identified herein each own their respective securities and sole investment powers regarding their disposition. The percentages are based upon 6,692,505 shares outstanding as of March 31, 1999 and are computed in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended.
(4) Represents 1,704,971 shares beneficially owned by Appleby Partners, Ltd. ("Appleby"), assuming exercise of the outstanding warrants exercisable by Appleby within 60 days from the date of this Registration Statement. Mr. Leonard A. Rodes, the Trustee of the Steven W. Bingaman 1996 Trust for the benefit of the children of Steven W. Bingaman. Mr. Rodes is a director of Appleby and the Trust is a 50% stockholder of Appleby. Mr. Rodes disclaims beneficial ownership of the shares held by Appleby, except to the extent of his or the Trust's pecuniary interest therein.

ITEM 5.     DIRECTORS AND EXECUTIVE OFFICERS

         The positions held by each of our Executive Officers and Directors as of March 31, 1999 are shown on the following table and biographical information of each follows the table. Each Director serves for a one-year term and until a successor is elected and qualified. At present none of the Directors are compensated for their services, although they are reimbursed for expenses for attending meetings.

                Name                         Age                Position
                ----                         ---                --------

         Michael J. Black                    46           Chairman, Treasurer,
                                                          Chief Executive
                                                          Officer, Chief
                                                          Financial and
                                                          Accounting Officer,
                                                          Secretary and Director

         Alan W. Grofe                       54           President, Chief
                                                          Operating Officer
                                                          and Director

         Roger J. Doermann                   44           Director


         Michael J. Black has been employed as a key executive of the Company since September 1994. He has been Chairman since May 15, 1996. From 1991 to September 1994, Mr. Black was a consultant for Asset Growth Partners, Inc., an investment banking firm, working on mergers and acquisitions, equity and debt financing and strategic planning, primarily for technology companies. From 1989 to 1991 he served as vice president of finance for NMI Network Systems, Inc./The Account Data Group before that as president and founder of The Account Data Group. Both of these companies were involved in various aspects of computer systems integration.

         Alan W. Grofe has been President of the Company since May 15, 1996, Secretary and a director of the Company since April 1996. From March 1993 to March 1997, Mr. Grofe was President and Chief Executive Officer of MarketLink, Inc., a direct marketing software company not affiliated with the Company. From 1991 to 1993, Mr. Grofe served as President of CCS, Inc., a direct marketing service bureau, and from 1989 to 1991, as Vice President and Chief Operating Officer of Warren & Lewis, a venture capital firm. Prior to that time, he managed the Federal Computer Conferences; a series of computer industry trade shows, for Information Development Corporation from 1988 to 1989. And from 1980 to 1987, he was account manager and later Director of Federal Systems Operations for Motorola Computer Systems, for whom he worked in both the healthcare industry and in computer sales to the federal government.

         Roger J. Doermann has been a Director of the Company since January 1996. Mr. Doermann has served in a number of capacities in technology industries with expertise in healthcare applications, international telecommunications consulting and electronic commerce. He is currently a Senior Consultant with IBM. From April 1991 to April 1994. Mr. Doermann was president of Enterprise Systems, an independent consulting firm, which assisted various companies in the LAN integration and telemedicine field. From February 1984 to April 1991, he was Senior Vice President of The Account Data Group/NMI Network Systems, Inc.

         There are no committees of the Board of Directors. Directors hold their offices until the next annual meeting of the stockholders and thereafter until their successors have been duly elected and qualified. Executive officers are elected by the Board of Directors on an annual basis and serve at the pleasure of the Board. All executive officers devote their full time to the business affairs of the Company.

ITEM 6.     EXECUTIVE COMPENSATION

         Messrs. Black and Grofe hold two-year employment's with us under which they each receive a salary of $145,000 per year. The agreements also provide that they are to receive stock options under a Company stock option plan or, if there is no such plan, they will be granted warrants, exercisable for 60 months, to purchase a minimum of 100,000 and a maximum of 250,000 shares of common Stock at an exercise price of not less than the most recently issued warrants. The agreements contain covenants restricting competition with us or solicitation of our employees or customers for 24 months following the termination of their employment.

         The following table sets forth, for the year ended December 31, 1998, the cash compensation paid by us to our executive officers.

    Name             Principal Position          Salary        Bonus       Other
    ----             ------------------          ------        -----       -----

 Michael J. Black    Chairman and CEO            $145,0000       0           0

 Alan Grofe          President and COO           $145,0000       0           0

         Mr. Black holds warrants covering 750,000 shares of Common Stock, and Mr. Grofe, holds warrants covering 750,000 shares. For a description of the terms of these warrants, see "Description of the Company's Securities" at page
___.

Directors' Compensation
-----------------------

         We do not pay director's fees, but reimburses them for expenses incurred in attending meetings. We have granted Mr. Doermann warrants covering 75,000 shares of Common Stock. For a description of the terms of these warrants, see "Description of the Company's Securities" at page 44.

ITEM 7.     CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         The only transactions during the last two years between the Company and any of its officers, directors, principal stockholders or their affiliates are the issuance of common stock to certain of the Company's officers described in "Recent Sales of Unregistered Securities", described at page 51, the issuance of warrants to certain of the Company's officers, described in "Executive Compensation" at page 43, the issuance of warrants to a certain director of the Company described in "Executive Compensation" at page 43 and the issuance of warrants to Aesop Financial Corporation, described in "Description of the Company's Securities" at page 44, the lease of computer equipment from Aesop, described in "Description of Properties" at page 39. Aesop Financial Corporation is a wholly owned subsidiary of Appleby Partners, Ltd. which is a principal stockholder as set forth in "Principal Stockholders" at page 40.

ITEM 8.     DESCRIPTION OF THE COMPANY'S SECURITIES

CAPITAL STRUCTURE

         Our authorized capital structure consists of shares of Preferred Stock and Common Stock. No shares of the Preferred Stock have been issued or are outstanding. When issued, the Board of Directors determines the amount of the par value of the Preferred Stock. Common Stock issued and outstanding has a par value of $0.0001 per share. There were Common Stock Purchase Warrants outstanding covering a total of 5,084,971 at March 31, 1999 (12,066,755 at June 30, 1999) shares of Common Stock. The following table sets forth our capitalization at March 31, 1999.

                                                               Years Ended December 31,        3 Months Ended
                                                                                                  March 31,
                                                               1997               1998               1999
                                                               ----               ----               ----
Short term debt
Notes payable                                                1,176,854          1,337,130         1,156,754
Total short term debt
Long-term                                                            0                  0                 0
Convertible subordinated promissory notes                            0                  0                 0
Shareholders' equity (deficit)                              (9,612,760)       (11,297,148)      (11,377,963)
Preferred stock authorized, 10,000,000 shares -
 none outstanding                                                    0                  0                 0

Common stock, $.0001 par value, authorized                         483                511               659
50,000,000 shares: 4,812,779, 5,110,705, and
6,592,505 issued and outstanding at December 31,
1997 and 1998 and March 31, 1999, respectively.
Additional paid-in capital                                   6,699,994          7,122,555         7,907,946
Accumulated deficit                                         (9,612,760)       (11,297,148)      (11,377,963)
Total shareholders' equity (deficit)                        (2,912,283)       ( 4,174,082)       (3,469,358)
Total Capitalization                                        (2,912,283)       ( 4,174,082)       (3,469,358)
                                                            ----------        -----------        ----------

Preferred Stock

         The 10,000,000 shares of Preferred Stock authorized as of June 14, 1999 are undesignated as to par value, preferences, privileges and restrictions. As the shares are issued, the Board of Directors must establish a "Series" of the shares to be issued and designate the par value preferences, privileges and restrictions applicable to that series. To date, the Board of Directors has designated no series of Preferred Stock.

Common Stock

         Our authorized Common Stock consists of 50,000,000 shares, par value $.0001 per share, of which 6,592,505 shares were issued and outstanding at March 31, 1999 (7,526,784 shares issued and outstanding at June 30, 1999). There are 5,961 holders of record of our Common Stock, but the number of record holders is not representative of the number of beneficial holders since many shares are held by depositories, brokers and other nominees.

         The holders of Common Stock are entitled to one vote for each share held of record on all matters to be voted on by stockholders. There is no cumulative voting with respect to the election of directors with the result that the holders of more than 50% of the shares of Common Stock can elect all of the directors. Dividends are payable on the Common Stock only when, as and if, declared by the Board of Directors out of funds legally available. We have never paid a dividend on our Common Stock and we do not expect to do so in the foreseeable future. In the event of the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision has been made for each class of stock, if any, having preference over the Common Stock. There are presently no such preference shares outstanding. The Common Stock carries no conversion, preemptive or other subscription rights.

Dividend Policy.

         We have never had net profits on operations and therefore are currently proscribed under Virginia Code from declaring dividends. We have not paid any cash dividends on our Common Stock or our Preferred Stock. Moreover, our Board of Directors has no present intention of declaring any cash dividends, as we expect to re-invest all profits in the business for additional working capital for continuity and growth. Our Board of Directors considering the conditions then existing, including our earnings, financial condition, capital requirements, and other factors will determine the declaration and payment of dividends in the future.

Warrants

         We had outstanding warrants covering a total of 5,084,971 shares of Common Stock at March 31, 1999 (12,066,755 as of June 30, 1999). These warrants have generally been issued to persons who have provided financing to us or have performed services in placing such financing. Present officers and directors of the Company hold some of the warrants. A summary of the terms of the warrants is as follows:


         Employee and Director Warrants

                     Number of Shares    Exercise Price
Name of Holder       Covered             Per Share      Expiration Date
--------------       ----------------    -------------- ---------------

Michael J. Black     500,000/125,000     $0.75/1.50     February 2003/June 2003/
                     75,000/50,000       2.00/3.00      February 2003/June 2003
Alan W. Grofe        500,000/125,000     $0.75/1.50     February 2003/June 2003/
                     75,000/50,000       2.00/3.00      February 2003/June 2003
Roger J. Doermann    75,000              $0.75          February, 2003
________________________________________________________________________________

         All Warrants Outstanding

                                       Number of          Exercise Price
Date of Issue                          Shares Covered     Per Share             Expiration Date
-------------                          --------------     --------------        ---------------
July 1995                                325,000          $2.00                 7-01-00
May to November 1995 (1)                 850,500          $7.00                 60 months after
August 1995                               40,000          $2.00                 8-01-00
March 1996                                50,000          $2.00                 3-01-01
August 1997                              114,971          $2.00                 6-30-00
August 1997                              575,000          $1.00                 6-30-00
August 1997                              200,000          $1.50                 6-30-00
August 1997                              180,000          $2.00                 6-30-02
October 1997 to August 1998              460,000          $0.75                 36 months after
January 1998                             100,000          $0.75                 36 months after
January 1998                              30,000          $0.75                 36 months after
January 1998                             325,000          $0.75                 12-00-02
February 1998                          1,050,000          $0.75                 1-31-03
June 1998                                 25,000          $0.75                 5-30-03
June 1998                                250,000          $1.50                 5-30-03
June 1998                                150,000          $2.00                 5-30-03
June 1998                                100,000          $3.00                 5-30-03
November 1998                            250,000          $0.80                 10-31-03
January 1999                              10,000          $1.00                 12-31-04

(1) These warrants are redeemable by the Company at $.10 per warrant if the market price for our Common Stock exceeds $8.50 per share for 20 trading days within a period of 30 consecutive trading days.

(2) These warrants were issued to investment banking groups for services in placing financing for us.

(3) These warrants were issued to Aesop Financial Corporation, in consideration for its contribution of certain assets it acquired in foreclosure of a former subsidiary of the Company. Aesop is an affiliate of the Steven W. Bingaman 1966 Trust, a principal stockholder of the Company.

         In addition to the above, we authorized the issuance of 7,526,784 Class A Redeemable Common Stock Purchase Warrants to stockholders as of June 14, 1999. These Class A Warrants expire June 11, 2004 and entitle the holder of each Warrant for the period commencing June 14, 1999 to June 11, 2004 to purchase one share of Common Stock at a purchase price of $5.00 per share. We may redeem the Class A Warrants at any time at $.10 per Warrant during the exercise period if the market price for the shares equals or exceeds $6.00 per share during any five (5) trading days within a period of thirty consecutive trading days prior to such redemption.

PART II

ITEM 1.     MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY
               AND OTHER SHAREHOLDER MATTERS

(a)      Our Common Stock is traded on the NASDAQ Bulletin Board.
(b) Our Common Stock was listed on the NASDAQ Bulletin Board on approximately April 16 of 1996.
(c) Our Common Stock is approved for trading on the NASDAQ Over the Counter Bulletin Board, trading under the stock symbol "HQNT". The chart below breaks down the high bid and the low bid prices for each of the last 8 quarters (as reported by NASDAQ Trading & Market Services) which quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not reflect actual transactions. During 1996, 1997 and 1998, our high and low prices were as follows:

                                               HIGH                LOW
                                               ----                ---
             1996
             ----

2nd Quarter (from 4-16-96)                    10.00                 4.00
3rd Quarter                                   9.125                4.125
4th Quarter                                    3.50                1.875
             1997
             ----

1st Quarter                                   2.875                 1.50
2nd Quarter                                   3.625                4.125
3rd Quarter                                    2.50                1.625
4th Quarter                                    3.00                1.50
             1998
             ----

1st Quarter                                    1.40                 1.25
2nd Quarter                                    1.40                  .59
3rd Quarter                                    2.00                  .94
4th Quarter                                    2.75                  .60
             1999
             ----

1st Quarter                                    1.06                  .50

         On July 20, 1999 the closing prices of our Common Stock were $.96875 bid and $1.0625 asked, as quoted on the NASDAQ OTC Bulletin Board.

         To date no dividends have been declared or paid on the Common Stock. (See part I Item 8, "Dividend Policy").

         H-Quotient, Inc. was formed on June 7, 1999 under the laws of the State of Virginia. The Articles of Incorporation authorize the issuance of 100,000,000 shares consisting of 90,000,000 shares of Common stock and 10,000,000 shares of series Preferred Stock. The Common Stock has a par value of $0.0001 per share and the series Preferred Stock shall have such par value, as the Board of Directors shall determine.

         At the time of the merger, June 14, 1999, the Predecessor Corporation, Integrated Healthcare Systems, Inc., formed in March of 1993 authorized the issuance of 50,000,000 shares of common stock having a par value of $0.0001 per share.

         There are approximately 594 holders of record of our Common Stock.

Dividend

         We have never had net profits on operations and therefore are currently proscribed under the Virginia Code from declaring dividends. We have not paid any cash dividends on our Common Stock. Our Board of Directors has no present intention of declaring any cash dividends, as we expect to re-invest all profits in the business for additional working capital for continuity and growth. Our Board of Directors considering the conditions then existing, including our earnings, financial condition, capital requirements, and other factors will determine the declaration and payment of dividends in the future.

ITEM 2. LEGAL PROCEEDINGS

         We currently have judgments entered against it by various creditors. Of these judgments, seven are uncontested and are immediately due and payable in the aggregate amount of $325,000 plus accrued interest of approximately $70,000

         The other judgment, for $162,147 plus accrued interest, was entered in March 1998 in Integrated Healthcare Systems, Inc. v. Gaskell, et al, (Docket No. 98-1480), a case in the United States District Court Eastern District of Virginia. The judgment was granted to a former owner of a former operating subsidiary of the Company and was based on the indemnification provision in the stock purchase agreement by which he sold his interest in that subsidiary to the Company. The Company appealed that judgment and, on June 14, 1999, the United States Court of Appeals for the Fourth Circuit vacated the judgment. However, the appeals court also remanded the case back to district court for further proceedings as to whether sanctions against the Company should be imposed.

         In addition, our former accountant sued us in April 1997 for collection of $365,833 in fees. The case, M.R. Weiser & Co., LLP v. Integrated Healthcare Systems, Inc., (Index No. 601937/97). is presently pending in the United States District Court for the Southern District of New York. We have answered the complaint and asserted various affirmative defenses, among them claims that the plaintiff has not given us full credit for payments made and that plaintiff's charges were excessive and unreasonable. This action is pending and is in the discovery phase.

         On January 10, 1997 the Internal Revenue Service ("IRS") filed in the Circuit Court for the County of Fairfax, Virginia a Notice of Federal Tax Lien in the amount of $386,234.73 against us for employment withholding tax liabilities of Integrated Systems Technology, Inc. ("IST") formerly a wholly owned subsidiary of ours acquired in 1995. It is the opinion of our special counsel, Carr Goodson Lee & Warner P.C., Washington D.C.; that there is no "alter ego" liability on the part of us and that the lien filed against us is wrongful and should be released. We have made efforts to get the lien released but the IRS has refused. In the meantime, the IRS since the filing of the Notice, has not made any effort to enforce it against us. In the event the lien is not released, we may have to bring a suit against the IRS in the Federal courts for wrongful levy.

         Other suits arising in the ordinary course of business are pending against us. We believe the ultimate outcome of these actions will not result in a material adverse effect on our consolidated financial position, results of operations or cash flows.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

         We have selected Kaufman Davis, PC, CPA's with offices at 7475 Wisconsin Avenue, Suite 700, Bethesda, Maryland 20814-9802, as our independent accountants and auditors, for the audit of our financial statements for 1997 and 1998. We have included in this filing our audited financial statements for the fiscal years ended December 31, 1997 and December 31, 1998, in reliance on the report of that firm and upon the authority of that firm as expert in auditing and accounting

ITEM 4.     RECENT SALES OF UNREGISTERED SECURITIES

Calendar Year 1996

         During March of 1996 pursuant to Rule 504 of Regulation D we issued 500,000 shares of our Common Stock at $2.00 per share to subscribing holders of certain bridge notes in exchange for 80.08% of the outstanding bridge notes and accrued interest thereon in the aggregate amount of $1,000,000.

         On or about March of 1996 we issued Warrants to purchase 50,000 shares of our Common Stock, at $2.00 per share, to a consultant as compensation for services rendered. This issuance is considered exempt from registration by reason of Section 4(2) of the Securities Act, but are "restricted securities" as that term is defined by Rule 144 ("Rule 144") of the Securities Act ("Restricted Securities).

         During the period of June 1996 to January 1997 pursuant to Regulation A of the Securities Act, we issued 1,995,800 shares of our Common Stock at $2.00 per share in exchange for cash, assets and/or, debt repayment all totaling $4,000,000 to subscribers of the Regulation A offering.

         In December of 1996 we issued 300,000 shares of our Common Stock to a finance company as part of a transaction pursuant to which we purchased certain assets from the purchaser. This issuance is considered exempt from registration by reason of Section 4(2) of the Securities Act, but the shares issued are Restricted Securities as defined by Rule 144.

Calendar Year 1997

         In January of 1997, we issued 250,000 Warrants at an exercise price of $2.00 per share; 200,000 Warrants at an exercise price of $1.50 per share; and 575,000 Warrants at an exercise price of $1.00 per share to a finance company as part of the consideration for certain intangible assets possessed by the finance company from Integrated Systems Technology, Inc. a former subsidiary, upon its default in the repayment of certain advances made to IST. These issuances are considered exempt from registration by reason of Section 4(2) of the Securities Act but the Warrants and/or any shares issued upon the exercise thereof are Restricted Securities, as defined by Rule 144.

         Also in January of 1997, we issued 180,000 Warrants at an exercise price of $2.00 per share to a financial company as part of the consideration for certain assets purchased from the finance company. This issuance is considered exempt from registration by reason of Section 4(2) of the Securities Act, but these Warrants and any shares issued upon the exercise thereof are Restricted Securities as defined above by Rule 144.

         In July 1997, we issued 100,000 shares of Common Stock in partial payment for the lease of certain equipment by our wholly owned subsidiary. This issuance is considered exempt from registration by reason of Section 4(2) of the Securities Act, but the shares are Restricted Securities as defined above by Rule 144.

         From September through November 1997, we issued 1,143,175 shares of Common Stock upon the conversion of certain convertible notes in the principal amount of $366,100 and accrued interest of $66,808. These issuances are considered exempt from registration by reason of Section 3(a) (g) of the Securities Act, but the shares are Restricted Securities as defined above.

         In November 1997, a Warrant holder exercised 135,029 Warrants to purchase 135,029 shares of Common Stock at $2.00 per share in exchange for the repayment of a promissory notes in the principal amount of $161,543 and accrued interest of $39,535 and cash and other expenses of $68,980.00. This issuance is considered exempt from registration by reason of Section 4.(2) of the Securities Act, but the shares are Restricted Securities as defined by Rule 144.

Calendar Year 1998

         During the period beginning October 1997 through January 1998 we issued pursuant to Rule 506, Regulation D of the Securities Act 365,000 Warrants to purchase the Common Stock at an exercise price of $0.75 per share. The purchase price was $1.00 per Warrant. The Warrants and the underlying warrant shares when issued are Restricted Securities as defined by Rule 144.

         In January of 1998 we issued Warrants at an exercise price of $0.75 per share to two investment banking firms to purchase 325,000 shares of Common Stock and 130,000 shares of Common Stock respectively as payment for services. These issuances are considered exempt from registration by reason of Section 4(2) of the Securities Act, but the Warrants and the underlying Warrant shares are Restricted Securities as defined by Rule 144.

         In February 1998, we issued 35,000 warrants at an exercise price of $0.75 per share as an agreed adjustment to the purchase price for the $1.00 per Warrants purchased by subscribers of a Regulation D, Rule 506 offering. This issuance is considered exempt from registration by reason of an exemption under Rule 506 of Regulation D, but the Warrants and when exercised the underlying Warrant shares are Restricted Securities as defined by Rule 144.

         In February 1998, we issued 50,000 Warrants at an exercise price of $0.75 per share to one of our directors for a period of five years. These Warrants were issued to the director in lieu of compensation for serving as a director for calendar years 1996 and 1997. We issued 1,000,000 Warrants to certain officers at an exercise price of $0.75 per share. These Warrants were issued to the officers in lieu of implementing an executive management stock option program. These issuances are considered exempt from registration but the Warrants and when exercised the underlying warrant shares are Restricted Securities as defined by Rule 144.

         In March 1998 we issued 10,000 Warrants at an exercise price of $0.75 per share as an agreed to adjustment to the purchase price for the $1.00 per Warrant purchased by subscribers of a Regulation D, Rule 506 offering. This issuance is considered exempt from registration by reason of Rule 506 but the Warrants and when exercised the underlying warrant shares are Restricted Securities as defined by Rule 144.

         In June 1998, we issued 25,000 Warrants at an exercise price of $0.75 per share to a one of our directors. These Warrants were issued to the director in lieu of compensation for serving as a director for calendar year 1998. We issued 250,000 Warrants at an exercise price of $1.50 per share, 150,000 Warrants at an exercise price of $2.00 per share and 100,000 Warrants at an exercise price of $3.00 per share to certain officers. These warrants were issued to the officers in lieu of implementing an executive management stock option program. These issuances are considered exempt from registration but the Warrants and when exercised the underlying warrant shares are Restricted Securities as defined by Rule 144.

         In August 1998, we issued 297,924 shares of Common Stock in consideration for $202,588 in cash, debt repayment and other expenses. This issuance is considered exempt from registration by reason of Section 4(2) of the Securities Act, but the shares are Restricted Securities as defined by Rule 144.

         In August 1998 we issued 50,000 Warrants at an exercise price of $0.75 per share in an agreed to adjustment to the purchase price for $1.00 per Warrants purchased by subscribers of a Regulation D, Rule 506, offering. These considered exempt from registration by reason of Rule 506 but the Warrants and when exercised the underlying warrant shares are Restricted Securities as defined by Rule 144.

         In November 1998 we issued 250,000 Warrants at an exercise price of $0.80 per share. This issuance is considered exempt from registration by reason of Section 4(2) of the Securities Act, but the shares are Restricted Securities as defined by Rule 144.

         In December 1998 we issued 10,000 Warrants at an exercise price of $1.00 per share as partial consideration for a loan. The issuance is considered exempt from registration by reason of Section 4(2) of the Securities Act, but the shares are Restricted Securities as defined by Rule 144.

         Calendar Year 1999

         We authorized by action of the Board of Directors the issuance of 7,530,984 Class A Redeemable Common Stock Purchase Warrants exercisable for a period of five years at $5.00 per share to the shareholders of Integrated Healthcare Systems, Inc. on June 14, 1999.

ITEM 5.     INDEMNIFICATION OF DIRECTORS AND OFFICERS

CODE OF VIRGINIA

         Sections 13.1 - 697,13.1-699 13.1-701 and 13.1 - 702 of the Code of
Virginia contain provisions authorizing our indemnification of directors. officers, employees or agents against certain liabilities and expenses which they may incur as director, officers, employees or agents of the Company or of certain other entities. The law also provides that such indemnification may include payment by the Company of expenses incurred in defending a civil or criminal action or proceeding in advance of the final disposition of such action or proceeding upon receipt of an undertaking by the person indemnified to repay such payment if he or she shall be ultimately found not to be entitled to indemnification. Indemnification may be provided even though the person to be indemnified is no longer a director, officer, employee or agent of the Company or such other entities. Section 13.1-703 also contains provisions authorizing the Company to obtain insurance on behalf of any such director, officer employee or agent against liabilities, whether or not we would have the power to indemnify such person against such liabilities under the provisions of the Section.

         The indemnification and advancement of expenses provided pursuant to
Section 3 13.1-699,13.1-701, 13.1-702 and 13.1-703 of the Code of Virginia are
not exclusive. Because our Articles of Incorporation, as amended, do not otherwise provide, notwithstanding our failure to provide indemnification and despite a contrary determination by the Board of Directors or our shareholders in a specific case, a director, officer, employee or agent of the Company who is or was a party to a proceeding may apply pursuant to Section 13.1-700.1 to a court of competent jurisdiction for indemnification or advancement of expenses or both, and court may order indemnification and advancement of expenses or both, and the court may order indemnification and advancement of expenses, including expenses incurred in seeking court-ordered indemnification or advancement of expenses if it determines that the petitioner is entitled to mandatory indemnification pursuant to Section 13.1-698 because he has been successful on the merits, or because the Company has the power to indemnify on a discretionary basis pursuant to Section 13.1-697, 13.1-701 and 13.1-702 or because the court determines that the petitioner is fairly and reasonably entitled indemnification or advancement of expenses or both in view of all the relevant circumstances.

ARTICLES OF INCORPORATION AND BY-LAWS

                  The Articles of Incorporation and By-laws of the Company, as amended, empower us to indemnify our current or former directors, officers, employees or capacities in such capacities in any other enterprise to the full extent permitted by the laws of the State of Virginia

LIMITATION ON LIABILITY

         Our Articles of Incorporation limit directors' and officers' liabilities to the maximum permitted under Virginia Law. Thus, even if such an officer or director loses a lawsuit, it is possible, if such officer or director was acting in good faith, acting in the best interests of the Company or had no reasonable cause to believe his conduct was unlawful in the performance of his/her duties, that we or our insurance carrier; if any, will pay the amount of such judgment or settlement and reasonable legal fees.

OFFICERS AND DIRECTORS LIABILITY INSU7RANCE

         At present, we do not maintain Officers and Directors Liability Insurance.

INDEMNITY AGREEMENTS

         At present, we do not have indemnity agreement in place with any of our current officers or directors.

SEC POSITION ON INDEMNIFICATION FOR SECURITY ACT LIABILITTY

         Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that is the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suite or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its half by the undersigned, thereunto duly authorized.


                                            H-Quotient, Inc.
                                            (Registrant)

Date July 23, 1999                          By s/ Michael J. Black
                                              ----------------------------------
                                            Michael J. Black, CEO
                                            Chairman and Chief Executive Officer

                                            By s/ Alan W. Grofe
                                              ----------------------------------
                                                        Alan W. Grofe, President

INTEGRATED HEALTHCARE
  SYSTEMS, INC. AND SUBSIDIARY


Consolidated Financial Statements


Years ended December 31, 1998
  and 1997 with Report of
  Independent Auditors

               INTEGRATED HEALTHCARE SYSTEMS, INC. AND SUBSIDIARY


                        Consolidated Financial Statements

                     Years ended December 31, 1998 and 1997


                                    Contents




                                                                   Page Number
                                                                   -----------

Report of Independent Auditors.......................................... 1


Financial Statements:

   Consolidated Balance Sheets.......................................... 2

   Consolidated Statements of Operations................................ 3

   Consolidated Statements of Shareholders' Accumulated Deficit......... 4

   Consolidated Statements of Cash Flows................................ 5

   Notes to Consolidated Financial Statements...................... 6 - 21

                         Report of Independent Auditors


To the Board of Directors
Integrated Healthcare Systems, Inc.
Reston, Virginia


We have audited the accompanying consolidated balance sheets of Integrated Healthcare Systems, Inc. and Subsidiary (the "Company") as of December 31, 1998 and 1997, and the related consolidated statements of operations, shareholders' accumulated deficit, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Integrated Healthcare Systems, Inc. and Subsidiary as of December 31, 1998 and 1997, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the consolidated financial statements, the Company's significant recurring losses, operation history and significant working capital deficiency, including significant amounts of past due payables, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also discussed in Note 3. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might result from the outcome of this uncertainty.



KAUFMAN DAVIS, PC
Certified Public Accountants

June 11, 1999

               INTEGRATED HEALTHCARE SYSTEMS, INC. AND SUBSIDIARY

                           Consolidated Balance Sheets

                           December 31, 1998 and 1997

                                                                                                             March 31,
                                                                  1998              1997              1999              1998
                                                              ------------      ------------      ------------      ------------
                                                                                                   (unaudited)       (unaudited)
Assets
    Current assets:
      Cash                                                    $      1,776      $       --        $    565,270      $     11,680
      Contracts receivable, less allowance for
        doubtful accounts of $10,000 and $0, respectively           70,332           141,070           106,039            89,439
      Due from officers                                              9,985             9,700            20,985            10,522
      Other current assets                                            --              50,899            66,621            50,899
                                                              ------------      ------------      ------------      ------------
        Total current assets                                        82,093           201,669           758,915           162,540
                                                              ------------      ------------      ------------      ------------

      Property and equipment, net                                   67,776            90,204            70,748            80,427
      Capitalized software, net of accumulated
        amortization of 0 in 1998                                   69,308              --             194,733              --
      Intangibles, net                                                --              19,113              --              10,920
      Deposits                                                       6,860             6,860             9,860             6,860
                                                              ------------      ------------      ------------      ------------
        Total assets                                          $    226,037      $    317,846      $  1,034,256      $    260,747
                                                              ============      ============      ============      ============
Liabilities and Shareholders' Accumulated Deficit

    Current liabilities:
      Accounts payable                                             923,306           628,990           848,333           725,783
      Accrued expenses                                           1,901,458         1,350,797         1,719,803         1,463,529
      Short-term debt                                            1,337,130         1,176,854         1,156,754         1,192,060
      Deferred revenues                                            238,225            73,488           778,724            94,193
                                                              ------------      ------------      ------------      ------------
        Total current liabilities                                4,400,119         3,230,129         4,503,614         3,475,565
                                                              ------------      ------------      ------------      ------------


    Commitments and contingencies                                     --                --                --                --

    Shareholders' accumulated deficit:
      Common stock, $.0001 par value authorized
        50,000,000 shares; 5,110,705, 4,812,779
        6,592,505 and 4,812,779 shares issued and
        outstanding at December 31, 1998, and 1997
         and at March 31, 1999 (unaudited) and
        1998 (unaudited), respectively                                 511               483               659               483
      Additional paid-in capital                                 7,122,555         6,699,994         7,907,946         6,844,994
      Accumulated deficit                                      (11,297,148)       (9,612,760)      (11,377,963)      (10,060,295)
                                                              ------------      ------------      ------------      ------------
        Total shareholders' accumulated deficit                 (4,174,082)       (2,912,283)       (3,469,358)       (3,214,818)
                                                              ------------      ------------      ------------      ------------

        Total liabilities and shareholders' accumulated
           deficit                                            $    226,037      $    317,846      $  1,034,256      $    260,747
                                                              ============      ============      ============      ============

          See accompanying notes to consolidated financial statements.

               INTEGRATED HEALTHCARE SYSTEMS, INC. AND SUBSIDIARY

                      Consolidated Statements of Operations

                     Years ended December 31, 1998 and 1997

                                                                                                       Three months ended
                                                                                                            March 31,
                                                            1998                1997               1999                1998
                                                        -----------         -----------         -----------         -----------
                                                                                                (unaudited)         (unaudited)
Revenues:

      Software sales                                    $      --           $    41,479         $    29,900         $      --

      Service income                                        239,139             265,979             197,562              72,604
                                                        -----------         -----------         -----------         -----------
           Total revenues                                   239,139             307,458             227,462              72,604
                                                        -----------         -----------         -----------         -----------
Operating expenses:

      Cost of sales and services                            307,537             226,939              38,960              95,351

      Selling and marketing                                 244,182             118,413              45,942              61,085

      General and administrative                          1,155,631           1,679,035             192,582             330,223
                                                        -----------         -----------         -----------         -----------
           Total operating expenses                       1,707,350           2,024,387             277,484             486,659
                                                        -----------         -----------         -----------         -----------
Operating loss                                           (1,468,211)         (1,716,929)            (50,022)           (414,055)

Other expense/(income):
      Interest expense                                      157,970             183,546              29,833              21,477
      Other expense/(income)                                 58,207            (149,802)                960              12,003
                                                        -----------         -----------         -----------         -----------
         Total other expense/(income)                       216,177              33,744              30,793              33,480
                                                        -----------         -----------         -----------         -----------
Loss before income taxes and nonrecurring item           (1,684,388)         (1,750,673)            (80,815)           (447,535)

Provision for income taxes                                     --                  --                  --                  --
                                                        -----------         -----------         -----------         -----------
Loss before nonrecurring item                            (1,684,388)         (1,750,673)            (80,815)           (447,535)

Nonrecurring item                                              --            (1,398,000)               --                  --
                                                        -----------         -----------         -----------         -----------
      Net loss                                          $(1,684,388)        $(3,148,673)        $   (80,815)        $  (447,535)
                                                        ===========         ===========         ===========         ===========
Earnings per common share:
      Basic and diluted:
         Operating loss before nonrecurring item        $      (.34)        $      (.49)        $      (.01)        $      (.09)
         Nonrecurring item                                     --                  (.39)               --                  --
                                                        -----------         -----------         -----------         -----------
         Net loss                                       $      (.34)        $      (.88)        $      (.01)        $      (.09)
                                                        ===========         ===========         ===========         ===========
Weighted average number of outstanding
    common shares                                         4,936,915           3,578,054           6,028,047           4,812,779
                                                        ===========         ===========         ===========         ===========

          See accompanying notes to consolidated financial statements.

               INTEGRATED HEALTHCARE SYSTEMS, INC. AND SUBSIDIARY

          Consolidated Statements of Shareholders' Accumulated Deficit

                     Years ended December 31, 1998 and 1997

                                                        Common Stock           Additional                               Total
                                                     ------------------         paid in          Accumulated        shareholders'
                                                      Shares     Amount         capital            deficit             deficit
                                                     ---------   ------       -----------       ------------        ------------
December 31, 1996                                    3,162,591   $ 316        $ 5,104,137       $ (6,464,087)       $ (1,359,634)
Issuance of common stock:
    Regulation A offering                              271,984      28            543,940                                543,968
    Stock issuance @ $0.84                             100,000      10             83,893                                 83,903
    Sale of stock for notes
       @ $0.33 per share                             1,065,747     107            354,590                                354,697
    Sale of stock for notes
       @ $1.01 per share                                77,428       8             78,202                                 78,210
    Stock issuance - Rule 144                           37,594       4             75,184                                 75,188
    Stock issuance - Rule 144                           97,435      10            194,860                                194,870
    Warrants (Regulation D offering)                        --      --            265,188                                265,188
Net loss for 1997                                                                                 (3,148,673)         (3,148,673)
                                                     ---------   ------       -----------       ------------        ------------
December 31, 1997                                    4,812,779   $ 483        $ 6,699,994       $ (9,612,760)       $ (2,912,283)
                                                     =========   =====        ===========       ============        ============
Issuance of common stock:
    Regulation D offering (unaudited)                       --      --            145,000                                145,000
Net loss for the three months ended
    March 31, 1998 (unaudited)                                                                      (447,535)           (447,535)
                                                     ---------   ------       -----------       ------------        ------------
March 31, 1998 (unaudited)                           4,812,779   $ 483        $ 6,844,994       $(10,060,295)       $ (3,214,818)
                                                     =========   =====        ===========       ============        ============
Issuance of common stock:
    Regulation D offering                                                          75,000                                 75,000
    Stock issuance - Rule 144                          297,926      28            202,561                                202,589
Net loss for the nine months ended
    December 31, 1998                                                                             (1,236,853)         (1,236,853)
                                                     ---------   ------       -----------       ------------        ------------
December 31, 1998                                    5,110,705   $ 511        $ 7,122,555       $(11,297,148)       $ (4,174,082)
                                                     =========   =====        ===========       ============        ============
Issuance of common stock:
    Regulation D offering
      @ $0.60 per share (unaudited)                    446,389      45            267,788                                267,833
    Regulation D offering
      @ $0.50 per share (unaudited)                  1,035,411     103            517,603                                517,706

Net loss for the three months ended
    March 31, 1999 (unaudited)                                                                       (80,815)            (80,815)
                                                     ---------   ------       -----------       ------------        ------------
March 31, 1999 (unaudited)                           6,592,505   $ 659        $ 7,907,946       $(11,377,963)       $ (3,469,358)
                                                     =========   =====        ===========       ============        ============

          See accompanying notes to consolidated financial statements.

               INTEGRATED HEALTHCARE SYSTEMS, INC. AND SUBSIDIARY

                      Consolidated Statements of Cash Flows

                     Years ended December 31, 1998 and 1997

                                                                                                   Three months ended
                                                                                                        March 31,
                                                          1998                1997                1999               1998
                                                      -----------         -----------         -----------         -----------
                                                                                               (unaudited)      (unaudited)
Cash flows from operating activities:
     Net loss                                         $(1,684,388)        $(3,148,673)        $   (80,815)        $  (447,535)
Adjustments to reconcile net loss to net cash
   used in operating activities:
     Depreciation                                          39,761              23,614              12,108               9,777
     Amortization                                          19,113             921,893                --                 8,192
     Nonrecurring charges, net                               --             1,398,000                --                  --
Changes in operating assets and liabilities:
(Increase)/Decrease in:
     Contracts receivable                                  70,738              (2,554)            (35,707)             51,631
     Due from affiliate                                    50,899             (50,899)               --                  --
     Due from officers                                       (285)               --               (11,000)               (822)
     Prepaid expenses and other current assets               --                  --               (66,621)               --
     Deferred charges and other assets                       --                (6,860)             (3,000)               --
Increase/(Decrease) in:
     Accounts payable                                     296,145              13,167             (74,973)             98,621
     Accrued expenses                                     550,660             197,454            (181,655)            112,733
     Deferred revenues                                    164,737             (41,789)            540,499              20,705
                                                      -----------         -----------         -----------         -----------
     Net cash (used in) provided by operating
        activities                                       (492,620)           (696,647)             98,836            (146,698)
                                                      -----------         -----------         -----------         -----------

Cash flows from investing activities:
     Additions to property and equipment                  (17,333)            (97,475)            (16,629)               --
     Disposals of property and equipment, net                --                  --                 1,549                --
     Capitalized software                                 (69,308)               --              (125,424)               --
     Additions to intangibles                                --               (25,000)               --                  --
                                                      -----------         -----------         -----------         -----------
     Net cash used in investing activities                (86,641)           (122,475)           (140,504)               --
                                                      -----------         -----------         -----------         -----------

Cash flows from financing activities:
     Proceeds from sale of common stock                   422,589           1,596,024             785,539             145,000
     Proceeds from notes payable                          155,000              35,000                --                90,000
     Proceeds from related parties                        115,376                --                  --                35,206
     Repayment of notes payable                           (20,000)           (370,416)            (65,000)            (20,000)
     Repayment of convertible debt                           --              (366,100)               --                  --
     Repayment of related parties                         (90,100)            (65,784)           (115,377)            (90,000)
                                                      -----------         -----------         -----------         -----------
Net cash provided by financing activities                 582,865             828,724             605,162             160,206
                                                      -----------         -----------         -----------         -----------

Net increase in cash                                        3,604               9,602             563,494              13,508
Cash at beginning of period                                (1,828)            (11,430)              1,776              (1,828)
                                                      -----------         -----------         -----------         -----------
Cash at end of period                                 $     1,776         $    (1,828)        $   565,270         $    11,680
                                                      ===========         ===========         ===========         ===========

          See accompanying notes to consolidated financial statements.

               INTEGRATED HEALTHCARE SYSTEMS, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                           December 31, 1998 and 1997


1.  Organization

Integrated Healthcare Systems, Inc. and Subsidiary (the "Company"), incorporated in Delaware on March 5, 1993, was organized to develop, market, install and maintain integrated software and hardware systems. The Company markets its products to private and public healthcare facilities throughout the United States.

2.  Summary of Significant Accounting Policies

Basis of Presentation - The consolidated financial statements of the Company include the accounts of its wholly owned subsidiary, IHS of Virginia, Inc. All significant intercompany balances and transactions have been eliminated in consolidation.

Unaudited Interim Financial Information - The consolidated financial statements as of March 31, 1998 and 1999 are unaudited and include, in the opinion of management, all adjustments which the Company considers necessary to present fairly the financial position, results of operations and cash flows of the Company for the interim periods. The operating results for the three months ended March 31, 1998 and 1999 are not necessarily indicative of the results that may be expected for the full fiscal year.

Accounting Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the associated amounts of revenues and expenses during the period reported. Actual results could differ from the estimates.

Revenue Recognition and Deferred Revenue - The Company recognizes revenue derived from software system sales that require significant modification or customization based upon the percentage of completion method of accounting for contracts using labor costs as the basis. Revenues from software system sales with little or no modification or customization are recognized upon delivery of the software.

Revenues from consulting services are recognized as performed. Revenues derived from maintenance contracts are initially deferred and subsequently recognized as revenue ratably over the terms of the contracts, which are typically from one to two years.

Deferred revenues represent either billings related to, or payments received from customers, for software system sales prior to customer delivery and acceptance, and maintenance service fees billed in advance.

Cash Equivalents - For the purposes of the consolidated statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

               INTEGRATED HEALTHCARE SYSTEMS, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                           December 31, 1998 and 1997


2.  Summary of Significant Accounting Policies (continued)

Concentrations of Credit Risk - Financial instruments that potentially subject the Company to a concentration of credit risk consist principally of temporary cash investments and contracts receivable. The Company has cash investment policies that restrict placement of these investments to financial institutions evaluated as highly creditworthy. The Company generally does not require collateral on contracts receivable as the Company's customer base consists of large, well established companies and governmental entities. The carrying amount of the accounts receivable approximates their net realizable value.

Property and Equipment - Property and equipment are stated at cost. Depreciation of property and equipment is determined using the straight-line method over the estimated useful lives of the assets, as follows:

        Office and computer equipment........................2-5 years
        Furniture and fixtures...............................3-7 years

Capitalized Software Costs - The capitalized costs of acquired technology and software development are amortized using the greater of the ratio of current gross revenues to total current and anticipated revenues or the straight-line method over its estimated useful life of four years on a product by product basis. The carrying amount of acquired technology and software development is periodically reviewed by the Company for impairment. Impairment is recognized when the future gross revenues from products, reduced by the estimated future costs of completing and disposing of that product, including the costs of maintenance and customer support required at the time of sale, is less than the carrying amount of that product.

Research and development costs consist principally of salaries and benefits paid to the Company's employees. The Company's policy is to expense all research and development costs as incurred until technological feasibility is established. Commencing with the establishing of technological feasibility and concluding at the time the product is ready for release, software development costs are capitalized. Technological feasibility is defined as being established when product design and a working model of the software product has been completed and tested. The Company's products have met technological feasibility criteria and, accordingly, the Company has capitalized these costs.

Intangible Assets - Amortization of intangible assets is determined using the straight-line method over the estimated useful lives of the assets, as follows:

        Financing costs......................................   5 years
        Maintenance contracts................................   2 years
        Customer lists.......................................   2 years
        Copyrights...........................................   4 years


Annually, the Company makes an assessment of the remaining fair market value of intangible assets. Declines in fair market value considered to be other than temporary are expensed immediately.

Income Taxes - Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to depreciable assets (use of different depreciation methods and lives for financial statement and income tax purpose), and officers salary and legal contingencies accrued but not paid (deductible for financial statement purpose but not for income tax purpose). Deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for operating losses and tax credits that are available to offset future taxable income.

Dividend Policy - The Company has not paid any dividends since its inception and does not anticipate paying any dividends in the foreseeable future. The payment of dividends other than stock dividends, is restricted by covenants included in the Company's convertible subordinated promissory notes. When such convertible subordinated promissory notes are either paid or converted, the payment of dividends is within the discretion of the Board of Directors of the Company.

Earnings Per Share - Basic earnings per share is computed by dividing net income by the weighted average number of shares outstanding for the period. Diluted earnings per share include the dilutive effect of warrants and contingent shares.

3.  Going Concern

The accompanying consolidated financial statements have been prepared on a going concern basis which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Since inception, the Company has suffered significant losses from operations and, as of December 31, 1998, the Company has a working capital deficiency of $4,318,026 ($3,028,460 as of December 31, 1997). Additionally, almost all accounts payable are past due and short-term debt is in default. These factors raise substantial doubt about the Company's ability to continue as a going concern. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence.

The Company's ability to continue as a going concern is dependent on obtaining funds in order to repay its obligations. Management intends to raise additional capital through the exercise of 1,069,971 warrants already issued following the registration of the shares of common stock underlying these warrants. Management believes the net proceeds generated by the exercise of the warrants of approximately $1,400,000, along with funds generated from operations and restructuring negotiated settlements with creditors will be sufficient to fund the Company's requirements for at least the next 12 months. There is no assurance, however, that the registration of the shares underlying the warrants will be completed, and if not completed, that the Company will raise alternative capital sufficient to enable the Company to continue its operations as contemplated over the next 12 months.

In the event the Company is unable to successfully complete the financing, it is unlikely that the Company will have sufficient cash flow and liquidity to repay its outstanding obligations in full, as currently contemplated. Accordingly, in the event alternative financing is not obtained, the Company will likely reduce expenses, debt payments, and delay new marketing campaigns until it is able to obtain sufficient financing to do so.

4.  Property and Equipment

Property and equipment consists of the following:

                                                 December 31,                            March 31,
                                                 ------------                            ---------
                                              1998            1997               1999                  1998
                                          ------------    ------------        -----------          -----------
                                                                              (unaudited)          (unaudited)
Office and computer equipment             $    129,657    $    112,324        $   146,287          $   112,324
Furniture and fixtures                           5,000           5,000              3,450                5,000
                                          ------------    ------------        -----------          -----------

Less: accumulated depreciation                  66,881          27,120             78,989               36,897
                                          ------------    ------------        -----------          -----------
                                          $     67,776    $     90,204        $    70,748          $    80,427
                                          ============    ============        ===========          ===========

Depreciation expense of property and equipment is as follows:

        Year ended December 31, 1998                       $39,761
                                                           =======
        Year ended December 31, 1997                       $23,614
                                                           =======
        Three months ended March 31, 1999 (unaudited)      $12,108
                                                           =======
        Three months ended March 31, 1998 (unaudited)      $ 9,777
                                                           =======

5.  Intangible Assets

Intangible assets consists of the following:

                                               December 31,                        March 31,
                                              ------------                         ---------
                                        1998               1997             1999              1998
                                      ---------         ---------         ---------         ---------
                                                                         (unaudited)       (unaudited)
Finance costs                         $  61,450         $  61,450         $  61,450         $  61,450
Maintenance contracts                   254,052           254,052           254,052           254,052
Customer lists                          195,425           195,425           195,425           195,425
Copyright                               390,850           390,850           390,850           390,850
Service mark                             56,673            56,673            56,673            56,673
                                      ---------         ---------         ---------         ---------
                                                                                              958,450
Less: accumulated amortization         (958,450)         (939,337)         (958,450)         (947,530)
                                      ---------         ---------         ---------         ---------
                                      $    --           $  19,113         $    --           $  10,920
                                      =========         =========         =========         =========

Amortization expense for intangible assets is as follows:

        Year ended December 31, 1998                        $       19,113
                                                            ==============
        Year ended December 31, 1997                        $      921,893
                                                            ==============
        Three months ended March 31, 1999 (unaudited)       $           --
                                                            ==============
        Three months ended March 31, 1998 (unaudited)       $        8,192
                                                            ==============

6.  Short-term Debt

Debt consists of the following:

                                                              December 31,                     March 31,
                                                              ------------                     ---------
                                                          1998            1997            1999            1998
                                                        --------        --------        --------        --------
                                                                                       (unaudited)     (unaudited)
Notes payable to banks with interest at prime
plus 1%.                                                $ 70,000        $ 70,000        $ 70,000        $ 70,000

Demand note payable to a former employee with
interest at 9% per annum.  This note is in
default and a judgement has been obtained by
the note holder.                                          17,950          17,950          17,950          17,950

Demand note payable to a former law firm of the
Company with interest at 10% due September 1997
This note is in default and a judgement has been
obtained by the note holder.
                                                          80,000          80,000          80,000          80,000

Legal settlement to a former law firm of the
Company with interest at 9% due throughout
1998.  This note is in default.                          105,000         125,000         105,000         105,000

Demand note payable to a former shareholder of
IST with interest at 8% per annum.
                                                         150,000         150,000         150,000         150,000

Non-interest bearing demand note payable to an
affiliate.                                                11,288          11,288          11,288          11,288

Non-interest bearing demand note payable to an
individual.                                               35,320          35,320          35,320          35,320

Demand note payable to a secured lender with
interest at 12%.                                         115,376            --              --            35,206

Non-interest bearing demand note payable to an
investor.                                                 15,000            --              --              --

                                                                    December 31,                        March 31,
                                                                    ------------                        ---------
                                                             1998               1997              1999              1998
                                                          -----------        -----------       ----------        ----------
                                                                                               (unaudited)       (unaudited)
Note payable with interest at prime plus one
due March 13, 1999. Paid in full 3/31/99,
interest of $937 and a financing fee of $9,063.                50,000              --                --                --

Promissory notes payable with interest at 15%.                687,196           687,196           687,196           687,196

Miscellaneous                                                    --                 100              --                 100
                                                          -----------        ----------        ----------        ----------

                                                          $ 1,337,130        $1,176,854        $1,156,754        $1,192,060
                                                          ===========        ==========        ==========        ==========

7.  Commitments and Contingencies

Lease Commitments

Beginning May 21, 1999, the Company entered into a two year lease agreement for office space. Future minimum lease payments as of December 31, 1998 under operating leases with terms greater than one year are as follows:

                     Year Ending
               ----------------------

                  December 31, 1999            $     62,286
                  December 31, 2000                 106,776
                  December 31, 2001                  44,490
                                               ------------
                                               $    213,552
                                               ============

Rent expense is as follows:


       Year ended December 31, 1998                       $  42,728
                                                          =========
       Year ended December 31, 1997                       $  70,507
                                                          =========
       Three months ended March 31, 1999 (unaudited)      $  18,064
                                                          =========
       Three months ended March 31, 1998 (unaudited)      $  11,148
                                                          =========

Employment Agreements - In January 1998, the Company entered into employment agreements with both the Chief Executive Officer and President of the Company. Both agreements provide each officer with annual compensation of $145,000 and warrants to purchase common stock of the Company ranging from a minimum of 100,000 to a maximum of 250,000 per year at an exercise price not less than the most recently issued warrant by the Company.

Litigation - In March 1998, a judgement for $162,147 plus accrued interest was entered in the United States District Court for the Eastern District of Virginia against the Company in favor of a prior owner of a former wholly owned subsidiary for legal expenses arising out of the sale of his interest in the subsidiary to the Company and was imposed pursuant to an indemnity on which the Company was allegedly obligated. The Company appealed that judgement and, on June 14, 1999, the United States Court of Appeals for the Fourth Circuit vacated the judgement. However the appeals court has remanded the case back to district court for further proceedings as to whether sanctions against the company should be imposed.

In April 1997, the Company's former accounting firm commenced a lawsuit for collection of $365,834 in accounting fees. The case is pending in the Supreme Court of the State of New York, New York County. The Company has answered the complaint and has asserted various affirmative defenses, among other things that the plaintiff has not given the Company full credit for payments to plaintiff and that plaintiff's charges were excessive and unreasonable. Pre-trial discovery is proceeding.

On January 10, 1997 the Internal Revenue Service ("IRS") filed in the Circuit Court for the County of Fairfax, Virginia a Notice of Federal Tax Lien in the amount if $386,234 against the Company for employment withholding tax liabilities of Integrated Systems Technology, Inc. ("IST"), formerly a wholly owned subsidiary of the Company. It is the opinion of the Company's legal counsel that there is no "alter ego" liability on the part of the Company and that the lien filed against the Company is wrongful and should be released. The Company had made efforts to get the lien released but the IRS declined the request at this time. Since the filing of the Notice the IRS has not made any effort to enforce it against the Company. In the event the lien is not released, the Company may have to bring a suit against the IRS in the federal courts for wrongful levy.

The Company is currently a defendant in other lawsuits. The total potential liability to the Company including the matters as discussed above, is estimated to be $1,672,000 which has been recorded in the accompanying 1998 and 1997 financial statements.

8.  Shareholders' Equity

Common stock and recapitalization - In March 1996, the Company issued 500,000 shares of common stock under Regulation D, Rule 504 at $2.00 per share to subscribing holders of bridge notes in exchange for 80.08% of the bridge notes and accrued interest of $1,000,000.

From June 1996 to September 1997, the Company issued 1,095,800 shares of its common stock under terms of a Regulation A offering of the Company's common stock at $2.00 per share in exchange for cash and debt repayment totaling $2,200,000 to subscribers of the offering.

From September 1996 to January 1997, the Company issued 900,000 shares of its common stock under the terms of a Regulation A offering of the Company's common stock at $2.00 per share and 300,000 shares of its common stock subject to the restrictions of Rule 144 of the Securities Exchange Act of 1934 to a financial institution as part of a transaction in which the Company purchased certain assets from the financial institution.

In July 1997, the Company issued 100,000 shares of the Company's common stock in exchange as partial payment for the lease of certain assets by the Company's subsidiary. These common shares are subject to the restrictions of Rule 144 of the Securities Exchange Act of 1934.

From September through November 1997, the Company issued 1,143,175 shares of its common stock in exchange for $366,100 in convertible notes, plus accrued interest of $66,808. These common shares are subject to the restrictions of Rule 144 of the Securities Exchange Act of 1934.

In November 1997, the holder of a warrant exercised 135,029 warrants to purchase 135,029 shares of the Company's common stock at $2.00 per share in exchange for cash and debt repayment totaling $270,058. These common shares are subject to the restrictions of Rule 144 of the Securities Exchange Act 1934.

In August 1998, the Company issued 297,926 shares of its common stock in exchange for $202,589 in cash, debt repayment and other expenses at the issuance price of $.68 per share. These common shares are subject to the restrictions of Rule 144 of the Securities Exchange Act of 1934.

From January 1999 through March 1999, the Company issued 1,035,411 shares of common stock under Regulation D, Rule 504 at $.50 per share in exchange for $517,706 in cash, debt conversion and other expenses.

From January 1999 through March 1999, the Company issued 446,389 shares of common stock under Regulation D, Rule 504 at $.60 per share in exchange for $267,833 in cash, debt conversion and other expenses.

Warrants - The following is a summary of the warrants issued, outstanding and exercisable as of December 31, 1998 (warrants to issue 2,735,000 shares were outstanding at December 31, 1997).

                    Exercise Period
    -------------------------------------------
                                                                                  Number of Common
         From                       To                   Price Per Share          Shares Reserved
    -----------------          ----------------         -----------------         ----------------
    May 1995                   May 2000                  $      7.00                $   250,000
    July 1995                  July 2000                        2.00                    325,000
    July 1995                  July 2000                        7.00                    200,000
    August 1995                August 2000                      7.00                    200,000
    August 1995                August 2000                      2.00                     40,000
    November 1995              November 2000                    7.00                    200,000
    March 1996                 March 2001                       2.00                     50,000
    August 1997                June 2000                        2.00                    114,971
    August 1997                June 2000                        1.50                    200,000
    August 1997                June 2000                        1.00                    575,000
    August 1997                June 2002                        2.00                    180,000
    October 1997               September 2000                    .75                    160,000
    November 1997              October 2000                      .75                    105,000
    January 1998               December 2000                     .75                    100,000
    January 1998               December 2002                     .75                    325,000
    January 1998               December 2000                     .75                    130,000
    February 1998              January 2001                      .75                     35,000
    February 1998              January 2003                      .75                  1,050,000
    March 1998                 February 2001                     .75                     10,000
    June 1998                  May 2003                          .75                     25,000
    June 1998                  May 2003                         1.50                    250,000
    June 1998                  May 2003                         2.00                    150,000
    June 1998                  May 2003                         3.00                    100,000
    August 1998                September 2001                    .75                     50,000
    November 1998              October 2003                      .80                    250,000
    January 1999               December 2004                    1.00                     10,000
                                                                                    -----------
                                                                Total               $ 5,084,971
                                                                                    ===========

  In May 1995, the Company issued 250,000 warrants to purchase 250,000 shares of its common stock at $7.00 per share for a period of five years in consideration for an aggregate of $250,000 in bridge financing. In July and August 1995, the Company issued an additional 600,000 warrants, with the same terms as previously issued, in consideration for an additional $600,000 of bridge financing. These warrants contain registration rights. In November 1995, 200,000 of the warrants issued in July 1995 were cancelled.

  In July 1995, the Company issued 325,000 warrants to purchase 325,000 shares of the Company's common stock at an exercise price of $2.00 per share for a period of five years in accordance with an employment agreement with a former chairman and chief executive of the Company. These warrants contain registration rights.

  In August 1995, the Company issued 40,000 warrants to purchase common stock of the Company at an exercise price of $2.00 per share to an affiliate of the former Chairman of the Board of Directors as compensation for financial advisory services rendered in August 1994. These warrants are exercisable from August 1995 to August 2000.

  In November 1995, the Company issued 200,000 warrants to purchase 200,000 shares of its common stock at $7.00 per share for a period of five years in consideration for an aggregate of $250,000 in bridge financing.

  In March 1996, the Company issued 50,000 warrants at an exercise price of $2.00 per share to a consultant as compensation for services for a period of five years.

  In January 1997, the Company issued 430,000 warrants at an exercise price of $2.00 per share; 200,000 warrants at an exercise price of $1.50 per share; and 575,000 warrants at an exercise price of $1.00 per share to a finance company as part of the consideration for certain intangible assets of IST purchased from the finance company. These warrants are exercisable from August 1997 to June 2002. In November 1997, the holder of a warrant exercised 135,029 warrants to purchase 135,029 shares of the Company's common stock at $2.00 per share in exchange for the repayment of a promissory note with the unpaid face amount of $161,543, accrued interest of $39,535, cash and other expenses of $68,980. These common shares are subject to the restrictions of Rule 144 of the Securities Exchange Act of 1934.

  In October 1997, the Company issued 160,000 warrants at an exercise price of $0.75 per share in exchange for $1.00 per warrant to subscribers of a Regulation D, Rule 506 offering. These warrants are exercisable from October 1997 to September 2000.

  In November 1997, the Company issued 105,000 warrants at an exercise price of $0.75 per share in exchange for $1.00 per warrant to subscribers of a Regulation D, Rule 506 offering. These warrants are exercisable from November 1997 to September 2000.

  In January 1998, the Company issued 100,000 warrants at an exercise price of $0.75 per share in exchange for $1.00 per warrant to subscribers of a Regulation D, Rule 506 offering. These warrants are exercisable for a period of five years.

  In January 1998, the Company issued 325,000 warrants at an exercise price of $0.75 per share to an investment bank in exchange for financial services. These warrants are exercisable for a period of five years.

               INTEGRATED HEALTHCARE SYSTEMS, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements


8.  Shareholders' Equity (continued)

  In January 1998, the Company issued 130,000 warrants at an exercise price of $0.75 per share for a period of five years to an investment bank as compensation for financial advisory services.

  In February 1998, the Company issued 35,000 warrants at an exercise price of $0.75 per share in exchange for $1.00 per warrant to subscribers of a Regulation D, Rule 506 offering. These warrants are exercisable from February 1998 to September 2000.

  In February 1998, the Company issued 50,000 warrants at an exercise price of $0.75 per share to a Director of the Company for a period of five years. These warrants were issued to the Director in lieu of compensation for serving as a director for calendar years 1996 and 1997. The Company issued 1,000,000 warrants at an exercise price of $0.75 per share to officers of the Company for a period of five years. These warrants were issued to the officers in lieu of the Company implementing an executive management stock option program.

  In March 1998, the Company issued 10,000 warrants at an exercise price of $0.75 per share in exchange for $1.00 per warrant to subscribers of a Regulation D, Rule 506 offering. These warrants are exercisable from March 1998 to September 2000.

  In June 1998, the Company issued 25,000 warrants at an exercise price of $0.75 per share to a Director of the Company for a period of five years. These warrants were issued to the Director in lieu of compensation for serving as a director for calendar year 1998. The Company issued 250,000 warrants at an exercise price of $1.50 per share, 150,000 warrants at an exercise price of $2.00 per share and 100,000 warrants at an exercise price of $3.00 per share to officers of the Company for a period of 5 years. These warrants were issued to the officers in lieu of the Company implementing an executive management stock option program.

  In August 1998, the Company issued 50,000 warrants at an exercise price of $0.75 per share in exchange for $1.00 per warrant to subscribers of a Regulation D, Rule 506 offering. These warrants are exercisable from August 1998 to September 2001.

  In November 1998, the Company issued 250,000 warrants at an exercise price of $0.80 per share for a five year period in consideration of $25,000.

  In December 1998, the Company issued 10,000 warrants at an exercise price of $1.00 per share for a five year period as partial consideration for a short-term loan.

9.  Nonrecurring Charge

In March 1996, Integrated Systems Technology, Inc. (IST), a wholly owned subsidiary of the Company ceased operations. In December 1996, the assets of IST, primarily consisting of accounts receivable, equipment and certain intangibles (consisting of maintenance contracts, customers lists, service marks, and copyrights of certain software) were repossessed by a third party creditor having first rights on all such assets. Upon repossession of the assets by the third party creditor, IST subsequently recognized a gain on the forgiveness of debt and subsequently sold all of its outstanding common stock at a nominal amount to another company.

The assets repossessed by the third party creditor were subsequently sold to the Company in exchange for 1,200,000 shares of common stock of the Company (900,000 shares at $2.00 and 300,000 shares at $1.50) plus $50,000 cash and warrants. The Company accounted for this transaction by recording these assets based upon the fair value of the consideration paid.

As a result of changes in technology, the Company reassessed the value of the intangible assets recorded in 1996 and accordingly, charged-off the remaining balance of $1,398,000 in December 1997.

10.  Income Taxes

The effective income tax rate varied from the federal statutory tax rate as follows:

                                                      December 31,                     March 31,
                                                      ------------                     ---------
                                                  1998           1997            1999             1998
                                               ----------    ------------     ------------    -------------
                                                                              (unaudited)      (unaudited)
     Statutory Rate                                (34.0)%        (34.0)%           (34.0)%          (34.0)%

     State income taxes-net of federal
     income tax benefits                            (5.0)%         (5.0)%            (5.0)%           (5.0)%

     Accruals and other expenses not
     deductible for federal income tax
     purposes, net                                   6.6 %          0.5 %             4.2 %         (146.0)%

     Valuation allowance on net deferred
     tax benefits                                   32.4 %         38.5 %            34.8 %          185.0 %
                                               ---------     ----------       -----------     ------------

                                                     0.0 %          0.0 %             0.0 %            0.0 %
                                               =========     ==========       ===========     ============

The deferred tax asset and the deferred tax liability is comprised of the following:

                                                         December 31,                              March 31,
                                                         ------------                              ---------
                                                  1998                1997                 1999                 1998
                                              -----------          -----------          -----------          ------------
                                                                                        (unaudited)          (unaudited)
Deferred tax asset:

    Expenses not currently deductible
    for tax purposes                          $   388,861          $   281,580          $   314,980          $   350,813

    Capital loss carryfoward                      609,423              609,423              609,423              609,423

    Net operating loss carryfoward
                                                3,081,000            2,535,000            3,237,000            2,613,000
                                              -----------          -----------          -----------          -----------
                                                4,079,284            3,426,003            4,161,403            3,573,236
                                              -----------          -----------          -----------          -----------

Valuation allowance                            (4,079,284)          (3,426,000)          (4,161,403)          (3,516,236)
                                              -----------          -----------          -----------          -----------

    Gross deferred tax assets                        --                   --                   --                   --

    Gross deferred tax liability                     --                   --                   --                   --
                                              -----------          -----------          -----------          -----------

Net deferred tax asset (liability)            $      --                   --            $      --            $      --
                                              ===========          ===========          ===========          ===========

At December 31, 1998 and March 31, 1999 (unaudited) the Company had approximately $7,900,000 and $8,300,000 (unaudited) in net operating loss carryfowards which expire at varying dates between the years 2009 and 2018. The Company also had a capital loss carryfoward of approximately $1,560,000 which expires in 2001. The annual utilization of these carryfowards are significantly limited under Section 382 of the Internal Revenue Code as a result of ownership changes experienced by the Company. A 100% valuation reserve has been provided in each period due to uncertainty regarding the realization of the net deferred tax assets.

11.  Earnings Per Share

The following data shows the amounts used in computing basic and diluted earnings per share for the years ended December 31, 1998 and 1997, and for three months ended March 31, 1999 (unaudited) and 1998 (unaudited).

                                                                                      Three months ended
                                                                                            March 31,
                                          1998                  1997                1999                 1998
                                       -----------          -----------          -----------          -----------
                                                                                 (unaudited)          (unaudited)
Loss before nonrecurring item          $(1,684,388)         $(1,750,673)         $   (80,815)         $  (447,535)
Adjustments                                   --                   --                   --                   --
                                       -----------          -----------          -----------          -----------

Loss applicable to
    common shareholders                 (1,684,388)          (1,750,673)             (80,815)            (447,535)
Nonrecurring item                             --             (1,398,000)                --                   --
                                       -----------          -----------          -----------          -----------

Net loss to
    Common shareholders                 (1,684,388)          (3,148,673)             (80,815)            (447,535)
Weighted average number
    of outstanding common
      shares - basic                     4,936,915            3,578,054            6,028,047            4,812,779
Dilutive effect of warrants to
    purchase common shares                      --                   --                   --                   --
                                       -----------          -----------          -----------          -----------
Diluted common shares
    outstanding                          4,936,915            3,578,054            6,028,047            4,812,779
Net loss per share before
    nonrecurring item - basic
      and diluted                      $     (0.34)         $     (0.49)         $     (0.01)         $     (0.09)
Nonrecurring item - basic
    and diluted
                                              --                  (0.39)                --                   --
                                       -----------          -----------          -----------          -----------

Net loss - basic and diluted           $     (0.34)         $     (0.88)         $     (0.01)         $     (0.09)
                                       ===========          ===========          ===========          ===========

Warrants to purchase shares of common stock are not included in computing diluted earnings per share because their effects are antidilutive.

12.  Related Party Transactions

An affiliate, of a former Chairman of the Board of the Company, provided financial advisory services, in the amount of $150,000, in connection with the acquisition of IST and for participation in the raising of debt financing. In September 1994, the Company entered into an agreement to repay this amount on demand without interest. During 1995, $48,712 was repaid and $90,000 was assigned to an unrelated third party, leaving a balance of $11,288.

In 1995, the Company accrued salary to an officer of the Company in the amount of $68,833. In 1998, an additional accrual of $117,719 relating to salary was made for two officers of the Company. In January 1999 and March 1999, these obligations were paid through the issuance of common stock in connection with a Regulation D, Rule 504 offering. (See Note 8 Shareholders' Equity).

In March 1996, the Company converted certain promissory notes relating to one investor into shares of common stock in connection with a Regulation D, Rule 504 offering. The remaining promissory notes due to the investor subsequent to this transaction, were reduced from $510,000 to $118,245. In January 1997, the $118,245 was converted into common stock in connection with a Regulation A offering.

In August 1997, the Company entered into a lease agreement for computer equipment with a shareholder as the lessor. In lieu of cash, the Company issued to the shareholder 100,000 shares of common stock at $0.84 per share and 15,000 warrants to purchase common stock at an exercise price of $1.00 per share.

In September 1997, the Company converted two promissory notes (due to a spouse of a shareholder) totaling $540,000 into shares of common stock of the Company.

13. Supplemental Information to Statements of Cash Flows

Supplemental disclosure of cash flows and noncash investing and financing activities are as follows:

  Year ended December 31, 1997:

     o Conversion of debt and accrued interest totaling $432,908 into 1,143,175 shares of common stock of the Company
     o Issuance of 100,000 shares of common stock as payment for use of computer equipment pursuant to a lease agreement
     o Conversion of debt and accrued interest totaling $201,078 for 135,029 shares of common stock plus cash and other expenses of $68,980

  Year ended December 31, 1998:

     o Exchange of debt, expenses, and cash advances totaling $202,588 into 297,924 shares of common stock of the Company

14.       Subsequent Events

On May 12, 1999 the Board of Directors adopted and approved a downstream merger pursuant to which all the issued and outstanding shares of common stock of the Company were exchanged for an equal number of shares of the $.0001 par value common stock of H-Quotient, Inc., a company incorporated on May 20, 1999 as a wholly owned subsidiary of the Company. From the effective date of the merger June 14, 1999, the Company is hereby referred to as H-Quotient, Inc.

Subsequent to approving the downstream merger, the Board of Directors approved a Warrant Distribution to stockholders of record as of June 14, 1999. Each warrant will allow the holder to purchase one share of H-Quotient, Inc. common stock at $5.00 for a period of five years expiring June 11, 2004.


































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